UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2016

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 February 2016
Results for announcement to the market
Name of Companies:
BHP Billiton Limited (ABN 49 004 028 077) and
BHP Billiton Plc (Registration No. 3196209)
Report for the half year ended 31 December 2015
This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the half year ended 31 December 2015 compared with the half year ended 31 December 2014.
This page and the following 56 pages comprise the half year information given to the ASX under Listing Rule
4.2A and released to the market under UK Disclosure and Transparency Rule 4.2.2R and should be read in conjunction with the 2015 BHP Billiton Group annual financial report.
The results are prepared in accordance with IFRS and are presented in US dollars.
US$ Million
Revenue down 37% to 15,712
Profit/(loss) after taxation attributable to the members
of the BHP Billiton Group1 down 233% to (5,669)
1 For the half year ended 31 December 2014 includes US$351 million from discontinued operations
Net Tangible Asset Backing:
Net tangible assets per fully paid share were US$10.75 as at 31 December 2015, compared with US$15.21 as at 31 December 2014.
Dividends per share:
Interim dividend for current period
US 16 cents fully franked
(record date 11 March 2016; payment date 31 March 2016)
Interim dividend for previous corresponding period
US 62 cents fully franked
This statement was approved by the Board of Directors.
Margaret Taylor
Group Company Secretary
BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

bhpbilliton

Release Time	IMMEDIATE
Date	23 February 2016
Number	4/16

BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2015

- **The health and safety of our people and the communities in which we operate always come first. We are committed to addressing the consequences of the tragedy at our joint venture, Samarco.**
- **Underlying EBITDA[(1)] of US$6.0 billion and an Underlying EBITDA margin[(2)] of 40% for the December 2015 half year, despite significantly weaker commodity prices which had a negative impact of US$7.8 billion.**
- **Productivity continues to improve. Black Hawk well costs declined by 30%, Western Australia Iron Ore and Queensland Coal unit cash costs declined by 25% and 17%, respectively, and grade-adjusted unit cash costs at Escondida[(3)] were broadly unchanged.**
- **Capital and exploration expenditure[(4)] decreased by 40% to US$3.6 billion. Reflecting the Group's rising capital productivity and lower spend in Onshore US, we now expect to invest US$7.0 billion in the 2016 financial year and US$5.0 billion in the 2017 financial year.**
- **Robust operating performance, the flexibility of our investment program and a targeted reduction of working capital supported free cash flow[(2)] of US$1.2 billion.**
- **Our strong balance sheet has been maintained, with net debt[(2)] of US$25.9 billion broadly unchanged from December 2014 despite weaker prices and significant dividend payments.**
- **While we were prepared for lower prices across our commodities, we now believe the period of weaker prices and higher volatility will be prolonged. From a position of strength, we have adopted a dividend policy that further protects our balance sheet and ensures financial flexibility.**
- **The dividend policy provides a minimum 50% payout of Underlying attributable profit at every reporting period. The Board will assess, every reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the capital allocation framework.**
- **The Board has determined to pay an interim dividend of 16 US cents per share which is covered by free cash flow. This comprises the minimum payout of 4 US cents per share and an additional amount of 12 US cents per share, reflecting differences between Underlying attributable profit and free cash flow during the period.**

Half year ended 31 December	2015 US$M	2014 US$M Restated[(5)]	Change %
Statutory			
(Loss)/profit from operations (EBIT)	(7,030)	7,930	n/a
Attributable (loss)/profit	(5,669)	4,265	n/a
Basic (loss)/earnings per share (cents)	(106.5)	80.2	n/a
Dividend per share (cents)	16.0	62.0	(74%)
Net operating cash flow	5,260	9,616	(45%)
Continuing operations			
Underlying EBITDA[(1)]	5,994	13,101	(54%)
Underlying EBIT[(1)]	1,342	8,339	(84%)
Underlying attributable profit[(1)]	412	4,890	(92%)
Underlying basic earnings per share (cents)[(2)]	7.7	92.0	(92%)
Capital and exploration expenditure[(4)]	3,631	6,004	(40%)

1

News Release
Results for the half year ended 31 December 2015
BHP Billiton Chairman, Jac Nasser, said: “Our purpose is to deliver consistent and sustainable shareholder value. Since the merger of BHP and Billiton in 2001, we have returned a total of US$77 billion in cash to shareholders, more than any other company in this sector.
“At the same time, BHP Billiton understands the fundamental importance of maintaining a strong balance sheet. The changes to the dividend policy announced today reflect the Board’s assessment of the outlook for commodities and the increased financial flexibility this demands. While the continued development of emerging economies will underpin longer-term demand growth for commodities, we now believe the period of weaker prices and higher volatility will be prolonged. The adoption of a dividend payout ratio will further support BHP Billiton’s financial strength, while providing flexibility at the bottom of the cycle and ensuring discipline at the top.
“We have not made these changes lightly. They are a determined response to changing markets that will also help us take advantage of the significant opportunities ahead. We remain strongly committed to returning cash to our shareholders and in every reporting period, the Board will assess the possibility of returning additional cash over that implied by the 50 per cent payout ratio, as we have done this period.” BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Slower growth in China and the disruption of OPEC have resulted in lower prices than expected. However, our company remains resilient with assets that generate free cash flow through the cycle and a strong balance sheet.
“Our new dividend policy and transparent capital allocation framework are part of a broader strategy to help BHP Billiton manage volatility. We have already responded decisively to the changed conditions. The divestment of US$7 billion of assets and the demerger of South32 leaves us with a focused portfolio of large, low-cost, long-life assets in a set of favoured commodities. We are operating our assets more productively with US$10 billion of gains achieved since 2012. We expect to realise a further US$2.1 billion of gains in the 2016 financial year, when adjusted for the impact of lower grades at Escondida. We will also reduce capital expenditure in the 2016 and 2017 financial years by a total of US$3.5 billion, while retaining a suite of high-return, value-enhancing projects. “With improved financial flexibility and a portfolio of high-return growth options, we are well positioned to grow shareholder value and cash returns over the long term.” In relation to Samarco, he said: “Everyone at BHP Billiton has been deeply affected by the tragedy at Samarco. Supporting the response efforts, rebuilding communities and restoring the environment impacted by the dam failure remains a priority and substantial progress has been made. Discussions on an agreement with the authorities for managing and funding long-term environmental and socio-economic rehabilitation plans are ongoing.”
The health and safety of our people and the communities in which we operate always come first
In the December 2015 half year there were no fatalities at our operated sites and we reported a Total Recordable Injury Frequency of 4.4 per million hours worked. We continue to focus on managing and controlling fatal risks and eliminating serious injuries across our business.
Responding to the tragedy following the failure of the Fundão tailings dam at Samarco on 5 November 2015 is a priority for BHP Billiton. Our team in Brazil are focused on doing everything they can to support the response efforts, repair and maintain existing dams, rebuild communities and restore the environment impacted by the dam failure. Sadly, authorities have confirmed 17 fatalities, of which five were members of the community and 12 were people who were working on the dams at the time of the dam failure. In addition, two people who were working on the dams remain unaccounted for.
All of the families from Bento Rodrigues and Barra Longa affected by the dam failure have been accommodated in rental housing or relatives’ homes, with the exception of those who preferred to stay in a hotel. Debit cards have been distributed to those affected in order to provide immediate financial relief. Samarco and the authorities are continuing to ensure availability of food, water and emergency supplies.

BHP Billiton Results for the half year ended 31 December 2015

Samarco has also been active in addressing the environmental impact of the dam failure. Such actions include the construction of dikes to reduce the potential for further tailings inputs to the River Doce, revegetation measures to reduce erosion and water quality monitoring stations throughout the River Doce system. Samarco has engaged world-class consulting specialists in engineering, social and environmental sciences and environmental emergencies, to develop the environmental and social rehabilitation actions in all areas impacted along the River Doce.

BHP Billiton, Vale and Samarco have jointly commissioned an external investigation into the cause of the dam failure. BHP Billiton has committed to publicly release the findings of the investigation, and to sharing the results with other resources companies. Discussions with the national government of Brazil and the state governments of Minas Gerais and Espírito Santo, aimed at reaching agreement for managing and funding long-term environmental and socio-economic rehabilitation plans, are ongoing.

Asset quality and robust operating performance provide resilience in a challenging environment

BHP Billiton delivered Underlying EBITDA of US$6.0 billion and an Underlying EBITDA margin of 40 per cent in the December 2015 half year, despite significantly weaker prices across all our major commodities which had a negative impact of US$7.8 billion.

An unfavourable change in productivity of US$169 million[6] was recorded in the period due to the expected 25 per cent grade decline at Escondida. Excluding this impact, productivity increased by US$472 million. Further improvements continue to be realised across the portfolio and we expect to deliver approximately US$600 million of productivity gains in the 2016 financial year. Excluding the impact of grade decline at Escondida, we expect gains of approximately US$2.1 billion.

During the period, Black Hawk drilling costs per well declined by 30 per cent, and Western Australia Iron Ore (WAIO) and Queensland Coal unit cash costs declined by 25 per cent and 17 per cent, respectively. Grade-adjusted unit cash costs at Escondida remained broadly unchanged despite reduced recoveries from the processing of lower-grade inventory, the commissioning of the OGP1 concentrator and additional stacking of lower-grade material to sulphide heap leach. The inventory was drawn down to maximise cash flow and combined with other working capital initiatives, facilitated a substantial increase in cash flow. These factors offset a 12 per cent improvement in underlying net cash costs[7].

As our focus on safe productivity continues we have maintained or lowered unit cost guidance at our major assets. Historical costs and guidance for the 2016 financial year are summarised in the following table:

	FY15	H1 FY16	Previous FY16[ii] guidance	Current FY16[i] guidance	FY16e vs FY15
Black Hawk drilling cost per well (US$ million)	3.4	2.6	2.5	2.3	(32%)
Escondida unit cost (US$ per pound)[ii]	1.01	1.45	1.21	1.21	20%
Escondida grade-adjusted unit cost (US$ per pound)[ii]	1.01	1.02	0.87	0.87	(14%)
Western Australia Iron Ore unit cost (US$ per tonne)	19	15	15	15	(20%)
Queensland Coal unit cost (US$ per tonne)	65	59	61	59	(9%)

(i) Current 2016 financial year guidance is based on exchange rates of AUD/USD 0.72 and USD/CLP 702. Previous guidance was based on exchange rates of AUD/USD 0.74 and USD/CLP 702.

(ii) Previous guidance presented at the Copper briefing and site tour in December 2015. Grade-adjusted unit cost guidance is presented on a grade-equivalent basis relative to the 2015 financial year. Grades are expected to decline by 27 per cent in the 2016 financial year.

The Group reported Underlying attributable profit of US$412 million, while the Attributable loss of US$5.7 billion includes US$6.1 billion of exceptional items (after tax) related to: an impairment charge of US$4.9 billion against the carrying value of the Onshore US assets; US$858 million for the financial impacts of the Samarco dam failure on the Group's income statement; and US$390 million for global taxation matters.

3

News Release
Capital and exploration expenditure declined to US$3.6 billion, down 40 per cent, as we continued to exercise the flexibility in our investment program in response to market conditions. Other factors include improved capital productivity and the benefits of a stronger US dollar. Combined with a robust operating performance and a targeted reduction of working capital, the Group delivered free cash flow of US$1.2 billion during the period.
Despite the significant weakening of commodity prices, we maintained our strong balance sheet, finishing the period with net debt of US$25.9 billion (30 June 2015: US$24.4 billion; 31 December 2014: US$24.9 billion) and a gearing ratio(2) of 29.7 per cent (30 June 2015: 25.7 per cent; 31 December 2014: 22.4 per cent).
Enhancing our capital allocation framework to maximise shareholder value
Since the merger of BHP and Billiton in 2001, our capital management framework has served our shareholders well. We maintained a strong balance sheet and returned US$77 billion in dividends and buy-backs to shareholders. In response to the increase in demand over the period, we invested in our tier 1 assets and infrastructure, doubling volumes and providing valuable options for future development. As a low-cost producer, this was the value-maximising strategy which underpinned superior margins and substantial cash flow generation. Several years ago, in anticipation of slowing demand growth and the abundance of potential new low-cost supply, we shifted our focus to reducing costs and debottlenecking our operations. Since 2012, we have embedded annualised productivity gains of more than US$10 billion(6) and reduced capital and exploration expenditure by over 50 per cent. Through the divestment of US$7 billion of assets and the demerger of South32, we have focused our portfolio on a small group of large, low-cost, long-life assets.
While we were prepared for lower prices across our commodities, the reduction over the last six months has been more severe and synchronised than expected. The short to medium-term outlook for the sector remains challenging. We expect prices will take time to recover and are likely to remain volatile, however this environment should provide opportunities. We enter this downturn from a position of strength, with the simplest portfolio of high-quality assets, sector-leading operating capabilities, rising capital flexibility as current projects are completed and a strong balance sheet.
Our strong balance sheet remains a fundamental enabler of our strategy. It provides access to sufficient, low-cost funding at all points in the cycle which provides optionality and insulates our operations from rising volatility. Our strength is demonstrated by our solid cash flow to net debt metrics (reflected in our credit ratings), liquidity of US$17 billion, moderate gearing and long-dated debt maturity profile.
Today, we continue to implement measures to both preserve the Group’s balance sheet strength and align our capital allocation framework with the cyclical nature of the industry. Our priorities for capital are to:
• first, maintain safe and stable operations;
• second, maintain a strong balance sheet through the cycle;
• third, pay shareholders a minimum of 50 per cent of Underlying attributable profit as dividends; and
• fourth, direct remaining cash to the value-maximising outcome, with debt reduction, investing in growth projects, buying back shares, paying additional dividends and acquiring assets, all competing for capital.
This framework provides valuable flexibility. This flexibility will support greater value creation for shareholders as it enhances our ability to maintain a strong balance sheet and invest counter cyclically at the bottom of the cycle, and embeds increased cash returns to shareholders at the top.
The adoption of a 50 per cent dividend payout ratio will re-phase distributions to shareholders and while this payout level is in line with the average cash returned to shareholders since the merger, dividends will be more closely linked to the performance of our business. We remain strongly committed to cash returns to shareholders. At every reporting period, the Board will consider cash returns in excess of the minimum implied by the payout ratio, in accordance with the framework outlined above.

BHP Billiton Results for the half year ended 31 December 2015
Today, the Board has determined to pay an interim dividend of 16 US cents per share, a level covered by the Group’s free cash flow. This comprises the minimum payout of four US cents per share and an additional amount of 12 US cents per share, reflecting differences between Underlying attributable profit and free cash flow during the period.
Strongly positioned for the future
The Group’s rising capital productivity and latent capacity opportunities, cost deflation and a stronger US dollar mean that we do not require the same level of investment to grow as in the past. Reflecting this, and the flexibility of our Onshore US investment plans, we now expect our capital and exploration expenditure to be US$7.0 billion in the 2016 financial year and US$5.0 billion in the 2017 financial year. While this represents a total reduction of US$3.5 billion from previous guidance, the only reduction in activity is at Onshore US where we continue to respond to current market conditions.
Our most valuable growth will come from operating more efficiently. This will be supported in the short to medium term by the release of latent capacity across the portfolio which should deliver growth in volumes and free cash flow at low capital intensity. In the medium to long term, we have a portfolio of development options which we can execute when the timing is right and it is determined to be the value-maximising outcome.
We offer a unique proposition within the sector. We believe we have:
• the simplest portfolio of large, low-cost, long-life assets diversified across a set of favoured commodities;
• sector-leading operating capabilities;
• the sector’s strongest balance sheet, supported at all points in the cycle by a more flexible dividend and investment program;
• a portfolio of value-enhancing growth options; and
• a transparent capital allocation framework to direct excess cash to the value-maximising outcome.
While the sector faces challenges in the short to medium term, we remain confident in the long-term outlook which is supported by the ongoing urbanisation and industrialisation of emerging economies coupled with growing supply-side challenges, particularly in copper and oil. With rising volatility, the strength of our unique portfolio positions us to take advantage of market conditions through the cycle.
Outlook
Economic outlook
Global growth is expected to pick up slightly in the 2016 calendar year but will remain modest and subject to ongoing financial markets volatility. Major developed economies should continue to recover mildly while emerging markets will see divergent levels of growth. Solid growth in India and parts of emerging Asia and Europe will be partially offset by ongoing weakness in Latin America and Russia.
China will experience slower overall growth, and the divergence in sectoral performance is expected to persist with relatively soft industrial activity offset by a solid contribution from the services sector. This pattern reflects what appears to be a faster than expected transition away from reliance on investment, particularly in heavy industry, which is constraining commodity demand growth in the near term. Volatility will continue in the short-term as cautious economic reform evolves, particularly in the financial sector. With Chinese authorities appearing to increase their focus on “supply-side reform”, including State-Owned Enterprises, we expect some capacity reduction as industry consolidates over time. Over the longer term, economic reform and ongoing urbanisation will help to offset the impact of a declining workforce as growth converges to levels similar to developed economies.

News Release
The US economy should see a mild lift in growth driven by consumer demand, supported by low energy prices and an improving housing market. The extent of interest rate increases in the United States in the 2016 calendar year will depend on the pace of economic growth and inflation. The Eurozone will likely see modest growth continue, supported by a lower Euro and stimulatory monetary policy. In Japan, better wages growth, increased business investment and a lower Yen should support mild economic improvement, though growth remains fragile. India’s economy will continue to grow solidly supported by infrastructure spend and lower commodity prices. In the longer term, growth will be sustained by rising domestic consumption and successful reform.
Commodities outlook
The crude oil price fell significantly in the first half of the 2016 financial year as supply continued to outpace demand following the disruption of OPEC and stronger than anticipated non-OPEC production. In the short term, we expect prices to remain weak as high inventory levels weigh on an oversupplied market and rising OPEC exports offset production declines in the United States. We expect the market will then rebalance as declining investment leads to a slowdown in non-OPEC supply growth while increasing demand draws down stocks. The long-term outlook remains healthy and is underpinned by rising transport sector demand in developing countries, natural field decline and deferrals of investment.
The domestic gas price in the United States declined due to the ongoing over-supply and mild early-winter weather. Despite strong demand growth from the power sector, high gas storage levels are likely to keep prices subdued in the short term. In the longer term, demand is expected to benefit from LNG exports, further growth in gas power generation and increasing industrial use. As core gas reserves are depleted, less productive and higher-cost shale areas will be required to meet growing demand, supporting prices. In LNG, weaker fundamentals and low oil prices have impacted the spot market while longer-run demand growth remains healthy.
Copper prices continued to be affected by growing supply, slightly weaker than expected demand, improved productivity at existing operations and a stronger US dollar. In the short to medium term, new and expanded production is expected to keep the market well supplied, despite cuts being announced to higher-cost production. In the long term, the copper outlook remains positive as demand is supported by China’s shift towards consumption and the scope for substantial growth in emerging markets. A deficit is expected to emerge towards the end of this decade as grade decline, rising costs and limited high-quality development opportunities constrain the industry’s ability to meet growing demand.
Our outlook for Chinese crude steel production remains unchanged, peaking between 935 Mt and 985 Mt in the middle of the next decade, as China continues to urbanise and mature its manufacturing capability. In the short term, Chinese steel demand is expected to remain soft, with modest potential improvement if construction and infrastructure activity ramp-up in the first half of the 2016 calendar year. The iron ore price will likely remain low, constrained by weak demand and abundant seaborne iron ore supply. Over time, additional low-cost seaborne supply will continue to displace higher-cost supply, and we expect productivity gains will continue to be an industry feature. These factors point to a prolonged period of market rebalancing.
In metallurgical coal, industry-wide supplier cost compression is expected to persist through the 2016 calendar year, with recent devaluations in China’s currency highlighting a key uncertainty for seaborne demand as imports become relatively more expensive. While high-cost seaborne supply will continue to rationalise, we expect further growth in low-cost, premium hard coking coal supply to offset production cuts and constrain potential for near-term price recovery. In the long term, we expect emerging markets such as India to support seaborne demand growth, while high-quality metallurgical coals will continue to offer steel makers value-in-use benefits to their operations.

BHP Billiton Results for the half year ended 31 December 2015

Projects

Historical capital and exploration expenditure and guidance for the 2016 and 2017 financial years are summarised in the following table:

	FY17e US$B	FY16e US$B	H1 FY16 US$M	H1 FY15 US$M	FY15 US$M
Capital expenditure (purchases of property, plant and equipment)	5.0	7.6	**3,958**	6,361	11,947
Add: exploration expenditure	0.7	0.7	**410**	409	816
Capital and exploration expenditure (cash basis)	**5.7**	**8.3**	**4,368**	6,770	12,763
Add: equity accounted investments	0.2	0.2	**160**	340	434
Less: capitalised deferred stripping(i)	(0.4)	(0.7)	**(391)**	(459)	(815)
Less: non-controlling interests	(0.5)	(0.8)	**(506)**	(647)	(1,342)
Capital and exploration expenditure (BHP Billiton share) – continuing operations	**5.0**	**7.0**	**3,631**	6,004	11,040

(i) Capitalised deferred stripping includes US$90 million attributable to non-controlling interests for 31 December 2015 (31 December 2014: US$88 million).

During the December 2015 half year, BHP Billiton approved an investment of US$314 million (BHP Billiton share) for the North West Shelf Greater Western Flank-B petroleum project. This follows the delivery of first production from the North West Shelf Greater Western Flank-A project during the period. At the end of the period, BHP Billiton had four major projects in progress with a combined budget of US$6.9 billion over the life of the projects.

Business	Project and ownership	Capacity(i)	Capital expenditure(i) US$M	Date of initial production		Progress
			Budget	Actual	Target	
Projects which delivered first production during the December 2015 half year						
Petroleum	North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	400	Q4 CY15	CY16	First production achieved
Projects in execution at 31 December 2015						
Petroleum	Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	Designed to process approximately 400 MMcf/d of high CO_2 gas.	520		CY16	76% complete
Petroleum	North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	To maintain LNG plant throughput from the North West Shelf operations.	314		CY19	Approved by joint venture partners in December 2015
Copper	Escondida Water Supply (Chile) 57.5%	New desalination facility to ensure continued water supply to Escondida.	3,430		CY17	76% complete
Other projects in progress at 31 December 2015						
Potash(ii)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,600			54% complete

(i) Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations are reported on a proportionate consolidation basis.

(ii) Excavation and lining of the Jansen project shafts is steadily progressing. Total potash expenditure of approximately US$350 million, including capital expenditure of approximately US$180 million, is expected for the 2016 financial year.

7

News Release

Income statement

To provide clarity into the underlying performance of our operations, Underlying attributable profit and Underlying EBIT are set out in the following tables:

Half year ended 31 December	2015 US$M	2014 US$M
Underlying attributable profit	412	4,890
Attributable profit – discontinued operations	–	351
Exceptional items (after taxation) – refer to pages 10 and 39	(6,132)	(988)
Minority interest in exceptional items	51	12
Attributable (loss)/profit	**(5,669)**	**4,265**

Half year ended 31 December	2015 US$M	2014 US$M
Underlying EBIT	1,342	8,339
Exceptional items (before taxation) – refer to pages 10 and 39	(8,372)	(409)
(Loss)/profit from operations	**(7,030)**	**7,930**

Underlying EBIT

The following table and commentary describes the impact of the principal factors that affected Underlying EBIT for the December 2015 half year compared with the December 2014 half year:

	US$M	
Half year ended 31 December 2014	**8,339**	
Net price impact:		
Change in sales prices	(8,235)	Lower average realised prices for all our major commodities.
Price-linked costs	469	Reduced royalties reflect lower realised prices.
	(7,766)	
Change in volumes:		
Productivity	(167)	Productivity improvements across WAIO's integrated supply chain were more than offset by lower volumes at Escondida due to expected grade decline.
Growth	(58)	Lower gas volumes reflect the deferral of development activity in Onshore US.
	(225)	
Change in controllable cash costs:		
Operating cash costs	(48)	Lower costs in Petroleum, Iron Ore and Coal were more than offset by the impact of the drawdown of lower-grade inventory and grade decline at Escondida.
Exploration and business development	198	Reduction in Petroleum exploration expense.
	150	
Change in other costs:		
Exchange rates	1,025	Impact of the stronger US dollar against the Australian dollar and Chilean peso.
Inflation	(160)	Impact of inflation on the Group's cost base.
Fuel and energy	209	Lower diesel prices across all minerals businesses.
Depreciation, deferred stripping and impairment[(a)]	9	Lower impairment charges in Petroleum offset higher depreciation across the Group.
One-off items	(118)	Reflects royalty and taxation matters.
	965	
Asset sales	(31)	Loss on disposal of equipment following closure of the Crinum coal mine.
Ceased and sold operations	(15)	Cessation of petroleum production at Stybarrow on 30 June 2015.
Other items	(75)	Lower average realised prices received by our equity accounted investments.
Half year ended 31 December 2015	**1,342**	

The following table reconciles relevant factors with changes in the Group's productivity:

Half year ended 31 December 2015	US$M
Change in controllable cash costs	150
Change in volumes attributed to productivity	(167)
Change in productivity in Underlying EBIT	**(17)**
Change in capitalised exploration	(152)
Change attributable to productivity initiatives	**(169)**
Escondida grade impact	641
Change attributable to productivity initiatives excluding Escondida grade impact	**472**

8

BHP Billiton Results for the half year ended 31 December 2015

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table:

Average realised prices[(i)]	H1 FY16	H1 FY15	H2 FY15	FY15	H1 FY16 vs H1 FY15	H1 FY16 vs H2 FY15	H1 FY16 vs FY15
Oil (crude and condensate) (US$/bbl)	42	85	52	68	(51%)	(19%)	(38%)
Natural gas (US$/Mscf)[(ii)]	2.91	4.21	3.29	3.77	(31%)	(12%)	(23%)
US natural gas (US$/Mscf)	2.35	3.89	2.59	3.27	(40%)	(9%)	(28%)
LNG (US$/Mscf)	8.24	13.76	9.40	11.65	(40%)	(12%)	(29%)
Copper (US$/lb)[(iii)]	2.12	2.98	2.61	2.78	(29%)	(19%)	(24%)
Iron ore (US$/wmt, FOB)	43	70	53	61	(39%)	(19%)	(30%)
Hard coking coal (US$/t)	82	110	99	105	(25%)	(17%)	(22%)
Weak coking coal (US$/t)	67	92	85	88	(27%)	(21%)	(24%)
Thermal coal (US$/t)[(iv)]	49	61	56	58	(20%)	(13%)	(16%)
Nickel metal (US$/t)	9,926	16,905	13,688	15,301	(41%)	(27%)	(35%)

(i) Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.

(ii) Includes internal sales.

(iii) Includes the impact of provisional pricing and finalisation adjustments which decreased EBIT by US$336 million in the December 2015 half year.

(iv) Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

The following exchange rates relative to the US dollar have been applied in the financial information:

Currency	Average Half year ended 31 December 2015	Average Half year ended 31 December 2014	As at 31 December 2015	As at 31 December 2014	As at 30 June 2015
Australian dollar[(i)]	0.72	0.89	0.73	0.82	0.77
Chilean peso	687	587	707	607	635

(i) Displayed as US$ to A$1 based on common convention.

Net finance costs

Net finance costs increased by US$195 million to US$429 million. This reflected higher benchmark interest rates and the issue of multi-currency hybrid notes during the December 2015 half year, and the gain on the early redemption of the Petrohawk Energy Corporation Senior Notes in the prior period.

Taxation expense

The Group's adjusted effective tax rate[(2)], which excludes the influence of exchange rate movements and exceptional items, was 33.5 per cent (31 December 2014: 32.0 per cent).

Half year ended 31 December	2015			2014		
	(Loss)/profit before taxation US$M	Income tax benefit/(expense) US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	**(7,459)**	**1,726**	**–**	**7,696**	**(3,304)**	**42.9%**
Adjusted for:						
Exchange rate movements	–	208		–	129	
Exceptional items	8,372	(2,240)		409	579	
Adjusted effective tax rate	**913**	**(306)**	**33.5%**	**8,105**	**(2,596)**	**32.0%**

Other royalty and excise arrangements which are not profit based are recognised as operating costs within (Loss)/profit before taxation. These amounted to US$755 million during the period (31 December 2014: US$962 million).

9

News Release

Exceptional items

The following table sets out the exceptional items in the December 2015 half year. Additional commentary is included on page 39.

Half year ended 31 December 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure(i)	(1,188)	330	(858)
Impairment of Onshore US assets(ii)	(7,184)	2,300	(4,884)
Global taxation matters	–	(390)	(390)
Total	**(8,372)**	**2,240**	**(6,132)**

(i) Comprises the following: US$(655) million for the share of loss relating to the Samarco dam failure; US$(525) million for the impairment of the carrying value of the investment in Samarco; US$(8) million for the costs incurred directly by BHP Billiton in relation to the Samarco dam failure. Refer to note 9 Significant events of the Financial Report for information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Billiton's share of Samarco's operating profit.

(ii) Includes amounts attributable to non-controlling interests of US$(51) million after tax benefit.

Dividend

Our Board today determined to pay an interim dividend of 16 US cents per share. The interim dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes.

Events in respect of the interim dividend	Date
Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand	4 March 2016
Ex-dividend Date JSE	7 March 2016
Ex-dividend Date New York Stock Exchange (NYSE)	9 March 2016
Ex-dividend Date Australian Securities Exchange (ASX)(i) and London Stock Exchange (LSE)	10 March 2016
Record Date (including currency conversion and currency election dates for ASX and LSE)	11 March 2016
Payment Date	31 March 2016

(i) The ASX has confirmed it will implement a T+2 settlement cycle with a transition date of 7 March 2016. A T+2 settlement cycle will change the previously announced ASX ex-dividend date for the interim dividend from 9 March 2016 to 10 March 2016.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 7 and 11 March 2016 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 4 and 11 March 2016 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group's website.

Debt management and liquidity

During the December 2015 half year, the Group issued US$3.25 billion of subordinated fixed rate reset notes in the US Dollar market across two tranches, EUR2.0 billion of subordinated fixed rate reset notes in the Euro market across two tranches and GBP600 million of subordinated fixed rate reset notes in the Sterling market.

The issuance of these hybrid notes comprised the following:

	Currency	Size (M)	Coupon	Paid
Subordinated Non-Call 5 Fixed Rate Reset Notes due 2075 (60NC5)	US$	1,000	6.250%	semi-annually
Subordinated Non-Call 10 Fixed Rate Reset Notes due 2075 (60NC10)	US$	2,250	6.750%	semi-annually
Subordinated Non-Call 5.5 Fixed Rate Reset Notes due 2076 (60.5NC5.5)	EUR	1,250	4.750%	annually
Subordinated Non-Call 9 Fixed Rate Reset Notes due 2079 (64NC9)	EUR	750	5.625%	annually
Subordinated Non-Call 7 Fixed Rate Reset Notes due 2077 (62NC7)	GBP	600	6.500%	annually

The Group has a US$6.0 billion commercial paper program backed by a US$6.0 billion revolving credit facility. The facility expires in May 2020 and has a one-year extension option. As at 31 December 2015, the Group had US$ nil outstanding in the US commercial paper market and the Group's cash and cash equivalents on hand were US$10.6 billion.

10

BHP Billiton Results for the half year ended 31 December 2015
Corporate governance
On 3 February 2016, Anita Frew was appointed as a member of the Risk and Audit Committee.
The current members of the Board’s Committees are:
Risk and Audit Nomination and Governance Remuneration Sustainability
Committee Committee Committee Committee
Lindsay Maxsted (Chair) Jac Nasser (Chair) Carolyn Hewson (Chair) John Schubert (Chair)
Malcolm Broomhead John Schubert Pat Davies Malcolm Broomhead
Wayne Murdy Shriti Vadera Shriti Vadera Malcolm Brinded
Anita Frew Pat Davies

News Release

Business summary(i)

A summary of the performance of the Businesses for the December 2015 and December 2014 half years is presented below.

Half year ended 31 December 2015 US$M	Revenue(ii)	Underlying EBITDA	Underlying EBIT	Exceptional items	Loss from operations (EBIT)	Net operating assets	Capital expenditure	Exploration gross(iii)	Exploration to profit(iv)
Petroleum	3,800	2,215	(199)	(7,184)	(7,383)	25,950	1,455	321	126
Copper	3,893	829	101	–	101	23,636	1,596	33	33
Iron Ore	5,349	2,823	1,927	(1,180)	747	22,264	553	46	30
Coal	2,337	155	(342)	–	(342)	11,225	185	9	9
Group and unallocated items(v)	404	(28)	(145)	(8)	(153)	3,038	169	1	1
Inter-segment adjustment	(71)	–	–	–	–	–	–	–	–
BHP Billiton Group	**15,712**	**5,994**	**1,342**	**(8,372)**	**(7,030)**	**86,113**	**3,958**	**410**	**199**

Half year ended 31 December 2014 (Restated) US$M	Revenue(ii)	Underlying EBITDA	Underlying EBIT	Exceptional items	Profit from operations (EBIT)	Net operating assets	Capital expenditure	Exploration gross(iii)	Exploration to profit(iv)
Petroleum	6,936	4,868	2,256	–	2,256	36,482	2,604	268	256
Copper	5,781	2,821	2,046	–	2,046	23,035	1,897	41	41
Iron Ore	8,418	4,992	4,200	–	4,200	24,433	1,104	71	16
Coal	3,143	558	139	–	139	12,241	478	12	12
Group and unallocated items(v)	820	(138)	(302)	(409)	(711)	3,352	278	17	17
Inter-segment adjustment	(238)	–	–	–	–	–	–	–	–
BHP Billiton Group	**24,860**	**13,101**	**8,339**	**(409)**	**7,930**	**99,543**	**6,361**	**409**	**342**

(i) Group and business level information is reported on a statutory basis which, in relation to Underlying EBIT, includes net finance costs and taxation expense of US$119 million (2014: US$270 million) related to equity accounted investments. It excludes exceptional items of US$655 million (2014: US$ nil) related to equity accounted investments.

(ii) Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$555 million and Underlying EBIT of (US$27) million (2014: US$630 million and US$1 million).

(iii) Includes US$211 million capitalised exploration (2014: US$59 million).

(iv) Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2014: a net reversal of US$8 million exploration expenditure previously capitalised, written off as impaired).

(v) Comprises Group Functions, other unallocated operations including Potash (previously disclosed in the former Petroleum and Potash business) and Nickel West, consolidation adjustments and external sales of freight and fuel to third parties.

Half year ended 31 December 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(84)	3	(87)	2,775	113	–	–
Nickel West	387	(109)	33	(142)	(123)	49	1	1

Half year ended 31 December 2014 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Potash	–	(109)	3	(112)	2,507	221	1	1
Nickel West	792	71	65	6	80	55	16	16

12

BHP Billiton Results for the half year ended 31 December 2015

Petroleum

Underlying EBIT for Petroleum decreased by US$2.5 billion to US$(235) million in the December 2015 half year.

	US$M
Underlying EBIT for the half year ended 31 December 2014[(i)]	**2,237**
Net price impact[(ii)]	(2,780)
Change in volumes: growth	(58)
Change in controllable cash costs	222
Change in other costs:	
Depreciation, deferred stripping and impairment	96
Other[(iii)]	48
Underlying EBIT for the half year ended 31 December 2015[(i)]	**(235)**

(i) Excludes closed mines.

(ii) Average realised price: crude and condensate oil US$42/bbl (2014: US$85/bbl); natural gas US$2.91/Mscf (2014: US$4.21/Mscf); LNG US$8.24/Mscf (2014: US$13.76/Mscf).

(iii) Other includes: exchange rates; inflation; asset sales; ceased and sold operations; other items. Other items includes Onshore US rig termination charges of US$65 million (2014: US$13 million).

Total petroleum production for the December 2015 half year decreased by five per cent to 124.7 MMboe.

- Liquids production decreased by three per cent to 60.5 MMboe as higher Onshore US liquids volumes were more than offset by lower Conventional liquids production due to industrial action at Bass Strait and natural field decline across the portfolio.
- Natural gas production declined by seven per cent to 386 bcf as lower Onshore US gas volumes were partially offset by higher seasonal demand at Bass Strait.

Total petroleum production guidance for the 2016 financial year remains unchanged at 237 MMboe.

- Strong performance by our Conventional business is expected to offset lower Onshore US volumes following a further reduction in development activity, a third party gas plant outage in the Permian and the successful divestment of our gas business in Pakistan.

Depreciation and impairment charges, excluding exceptional items, declined in the December 2015 half year as a result of US$328 million of impairment charges incurred in the previous period. This was partially offset by US$210 million of higher depreciation and amortisation charges in Onshore US due to a reduction in total reserves, primarily at Fayetteville and Hawkville due to acreage relinquishments and amended development plans. Depreciation and amortisation charges are expected to decline by approximately US$450 million in the second half of the 2016 financial year following an impairment charge of US$7.2 billion against the carrying value of the Onshore US assets in the December 2015 half year.

Petroleum capital expenditure declined by 44 per cent to US$1.5 billion in the December 2015 half year. This included US$851 million of Onshore US drilling and development expenditure. We realised further improvements in shale drilling and completions efficiency during the period as our drill time and completion techniques showed marked improvement in the Black Hawk and Permian. We now expect to reduce Black Hawk drilling costs further to US$2.3 million per well in the 2016 financial year.

Cost per well (US$M)	H1 FY16	H2 FY15	H1 FY15	FY15
Black Hawk: Drilling cost	2.6	2.9	3.7	3.4
Black Hawk: Completion cost	3.2	4.2	5.4	4.9
Permian: Drilling cost	3.9	4.3	4.8	4.6
Permian: Completion cost	3.1	4.3	4.9	4.6

Petroleum capital expenditure of approximately US$2.7 billion is now planned in the 2016 financial year, a seven per cent decline from prior guidance of US$2.9 billion. This includes Conventional capital expenditure of US$1.4 billion, which remains focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf, and Onshore US capital expenditure of US$1.3 billion, of which approximately US$200 million relates to a reduction in capital creditors.

13

News Release

Our Onshore US operated rig count has now reduced from seven to five as we defer development activity to preserve value. Completions activity will continue to be tailored to market conditions and we will exercise further flexibility should there be greater value in deferral. We have continued confidence in the quality of our Onshore US acreage, and our track record in operating performance and capital productivity is among the best in the industry. While we are focused on value and cash flow preservation as we manage through this period of lower prices, we retain the option to develop our resources as prices recover to maximise the value of these quality assets.

December 2015 half year		Liquids focused areas		Gas focused areas		
(December 2014 half year)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.6 (1.2)	0.2 (0.4)	0.0 (0.2)	0.0 (0.1)	0.9 (1.9)
Rig allocation	At period end	5 (18)	2 (5)	0 (3)	0 (0)	7 (26)
Net wells drilled and completed(ii)	Period total	74 (85)	19 (18)	4 (13)	10 (8)	107 (124)
Net productive wells	At period end	912 (732)	94 (49)	409 (406)	1,085 (1,021)	2,500 (2,208)

(i) Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(ii) Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration expenditure for the December 2015 half year was US$321 million, of which US$126 million was expensed. Activity for the period was largely focused in the deepwater Gulf of Mexico, the Caribbean and the Beagle sub-basin off the coast of Western Australia. We are pursuing high-quality oil plays in these three focus areas and continue to invest opportunistically in future growth options. Since August 2015, BHP Billiton has acquired 26 blocks in the Western Gulf of Mexico Lease Sale with a 100 per cent working interest. A US$600 million exploration program remains on plan for the 2016 financial year, largely focused on acreage access, seismic data acquisition and increased activity in our exploration drilling program.

14

BHP Billiton Results for the half year ended 31 December 2015

Financial information for the Petroleum business for the December 2015 and December 2014 half years is presented below.

Half year ended 31 December 2015 US$M	Revenue[i]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[ii]	Exploration to profit[iii]
Australia Production Unit[iv]	374	299	174	125	1,349	132		
Bass Strait	454	328	74	254	3,052	134		
North West Shelf	653	478	102	376	1,386	75		
Atlantis	347	249	238	11	2,039	133		
Shenzi	282	237	128	109	1,190	59		
Mad Dog	52	41	14	27	635	61		
Eagle Ford[v]	884	440	1,079	(639)	7,574	586		
Permian[v]	140	23	140	(117)	1,110	201		
Haynesville[v]	170	(11)	204	(215)	3,158	26		
Fayetteville[v]	140	23	125	(102)	962	38		
Trinidad/Tobago[vi]	71	153	11	142	884	5		
Algeria	73	52	17	35	81	10		
Exploration	–	(126)	43	(169)	897	–		
Other[v][vii][viii]	79	(9)	67	(76)	2,495	(5)		
Total Petroleum from Group production	3,719	2,177	2,416	(239)	26,812	1,455	321	126
Closed mines[ix]	–	36	–	36	(862)	–	–	–
Third party products	88	4	–	4	–	–		
Total Petroleum	3,807	2,217	2,416	(199)	25,950	1,455	321	126
Adjustment for equity accounted investments[x]	(7)	(2)	(2)	–	–	–	–	–
Total Petroleum statutory result	**3,800**	**2,215**	**2,414**	**(199)**	**25,950**	**1,455**	**321**	**126**

Half year ended 31 December 2014 (Restated) US$M	Revenue[i]	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross[ii]	Exploration to profit[iii]
Australia Production Unit[iv]	603	539	182	357	1,348	18		
Bass Strait	860	719	72	647	3,040	191		
North West Shelf	1,157	860	101	759	1,892	71		
Atlantis	701	641	192	449	2,196	174		
Shenzi	611	555	147	408	1,435	97		
Mad Dog	105	51	15	36	578	48		
Onshore US[v][xi]	2,380	1,385	1,747	(362)	22,803	1,923		
Trinidad/Tobago[vi][viii]	103	81	14	67	765	(8)		
Algeria	203	171	19	152	106	11		
Exploration	–	(244)	43	(287)	531	–		
Other[vii][viii]	177	93	82	11	2,790	79		
Total Petroleum from Group production	6,900	4,851	2,614	2,237	37,484	2,604	268	256
Closed mines[ix]	–	19	–	19	(1,002)	–	–	–
Third party products	44	–	–	–	–	–		
Total Petroleum	6,944	4,870	2,614	2,256	36,482	2,604	268	256
Adjustment for equity accounted investments[x]	(8)	(2)	(2)	–	–	–	–	–
Total Petroleum statutory result	**6,936**	**4,868**	**2,612**	**2,256**	**36,482**	**2,604**	**268**	**256**

15

News Release
(i) Petroleum revenue from Group production includes: crude oil US$2,003 million (2014: US$4,001 million), natural gas US$933 million (2014: US$1,439 million), LNG US$481 million (2014: US$833 million), NGL US$206 million (2014: US$429 million) and other US$89 million (2014: US$190 million).
(ii) Includes US$195 million of capitalised exploration (2014: US$24 million).
(iii) Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2014: US$12 million).
(iv) Australia Production Unit includes Macedon, Pyrenees, Minerva and Stybarrow. Comparative period has been restated to report Australia Production Unit and Trinidad/Tobago separately from Other.
(v) Onshore US is now reported separately between Eagle Ford, Permian, Haynesville and Fayetteville.
(vi) Predominantly divisional activities, business development, Pakistan, UK, Neptune, Genesis and ceased and sold operations. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline which are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).
(vii) Goodwill associated with Onshore US of US$3,026 million is included in Other net operating assets (2014: US$3,526 million). (viii) Negative capital expenditure reflects movements in capital creditors.
(ix) Comprises closed mining and smelting operations in Canada and the United States.
(x) Includes statutory adjustments for the Caesar oil pipeline and the Cleopatra gas pipeline to reconcile the proportionately consolidated business total to the statutory result.
(xi) Includes US$328 million of impairments associated with the divestment of assets in North Louisiana (Haynesville) and the Pecos field (Permian).

BHP Billiton Results for the half year ended 31 December 2015
Copper
Underlying EBIT for the December 2015 half year decreased by US$1.9 billion to US$101 million.
US$M
Underlying EBIT for the half year ended 31 December 2014 2,046
Net price impact(i) (1,394)
Change in volumes: productivity:
Productivity excluding Escondida grade impact (1)
Escondida grade impact (342)
Change in controllable cash costs:
Productivity excluding Escondida grade impact(ii) (26)
Escondida grade impact (299)
Change in other costs:
Exchange rates 261
Inflation (77)
Depreciation, deferred stripping and impairment 55
Other(iii) (122)
Underlying EBIT for the half year ended 31 December 2015 101
(i) Average realised price: copper US$2.12/lb (2014: US$2.98/lb).
(ii) Includes drawdown of higher-cost inventory built up in prior periods and write-downs, predominantly at Escondida, of US$578 million.
(iii) Other includes: fuel and energy; asset sales; other items (including profit from equity accounted investments).
Total copper production for the December 2015 half year decreased by six per cent to 762 kt.
Escondida copper production decreased 18 per cent to 452 kt as record material mined, underpinned by improvements in truck availability and utilisation, was more than offset by a 25 per cent decline in grade.
Pampa Norte copper production was broadly unchanged at 126 kt as record ore milled and higher grade underpinned record production at Spence and offset lower recoveries at Cerro Colorado.
Olympic Dam copper production increased by 37 per cent to a record 112 kt and reflects record ore milled and improved smelter utilisation following planned maintenance in the prior period.
Antamina copper production increased by 36 per cent to 72 kt as higher grades and recoveries were supported by record material mined and milled.
Total copper production guidance for the 2016 financial year remains unchanged at 1.5 Mt.
Guidance for Escondida remains unchanged at 940 kt.
Pampa Norte production is now expected to be ahead of the prior year.
Olympic Dam production is now expected to exceed 200 kt.
Guidance for Antamina remains unchanged at 136 kt.
The ramp-up of the Escondida Organic Growth Project 1 (OGP1) progresses ahead of plan and is expected to reach full capacity during the 2016 financial year. In the medium term, completion of the Escondida Water Supply project and the potential life extension of the Los Colorados concentrator will enable utilisation of three concentrators to offset grade decline and support a strong recovery in production(9). In the short to medium term, the Spence Recovery Optimisation project should enable the full utilisation of approximately 200 ktpa of tankhouse capacity.
Unit cash costs at our operated copper assets declined by eight per cent to US$1.11 per pound on an Escondida grade-adjusted basis during the December 2015 half year. This reflects the benefit of productivity-led cost improvements and a further reduction in labour and contractor costs, particularly at Olympic Dam where unit costs declined by 36 per cent.

News Release

Escondida's Underlying EBIT declined by US$1.7 billion in the December 2015 half year and reflected lower realised prices and expected grade-related volume decline. This reduction also included inventory movements and write-downs of US$448 million. The inventory movements reflect a build of lower-grade inventory in prior periods in line with the optimised mine plan, followed by a partial drawdown in the December 2015 half year. The use of lower-grade stockpiled inventory resulted in lower recoveries, which have subsequently returned to normal levels, but provided a substantial reduction of working capital and increased cash flow during the period.

Robust production performance and benefits from the Escondida 3.0 productivity program supported grade-adjusted unit costs which remained broadly unchanged at US$1.02 per pound in the December 2015 half year. Excluding the impact of inventory movements, net cash costs declined 12 per cent.

Escondida's grade-adjusted unit cost guidance remains unchanged at US$0.87 per pound(10) for the 2016 financial year. We expect a strong recovery of concentrate production in the second half of the 2016 financial year supported by higher throughput from the continued ramp-up of OGP1 and improved recoveries and water availability. We also expect a reduction in the average unit cost of cathode production due to sulphide leach productivity initiatives, which include increasing the area of stacked material under irrigation, encompassing older zones of the pad. These initiatives will result in a decline in the average cost of sulphide leach inventory in the second half of the 2016 financial year. In addition, the use of lower-grade ore stocks will support a 45 per cent increase in material stacked over the period to maintain optimal cathode production in the 2017 and 2018 financial years.

Escondida unit costs (US$M)	H1 FY16	H2 FY15	H1 FY15	FY15
Revenue	2,197	4,099	3,720	7,819
Underlying EBITDA	428	1,937	2,127	4,064
Cash costs (gross)	1,769	2,162	1,593	3,755
Less: one-off items	-	188	-	188
Less: by-product credits	74	98	79	177
Less: freight	37	56	61	117
Less: treatment and refining charges	153	263	211	474
Cash costs (net)(i)	1,505	1,557	1,242	2,799
Sales (kt, equity share)(ii)	470	696	563	1,259
Sales (Mlb, equity share)(ii)	1,037	1,534	1,241	2,775
Cash cost per pound (US$)	**1.45**	**1.01**	**1.00**	**1.01**
Escondida grade adjustment(iii)	0.43	Base year	Base year	Base year
Adjusted cash cost per pound (US$)	**1.02**	**1.01**	**1.00**	**1.01**

(i) Royalties are reported within taxation expense. Comparative periods have been restated to exclude by-product credits.

(ii) Sales volumes adjusted to exclude intercompany sales and purchases.

(iii) Adjustment to present unit cost on a grade-equivalent basis relative to the 2015 financial year.

Lower depreciation and deferred stripping largely reflects a reduction at Escondida and Cerro Colorado in line with lower production.

18

BHP Billiton Results for the half year ended 31 December 2015

Financial information for the Copper business for the December 2015 and December 2014 half years is presented below.

Half year ended 31 December 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[(i)]	2,197	428	416	12	14,106	1,334		
Pampa Norte[(ii)]	506	211	189	22	1,879	155		
Antamina[(iii)]	453	203	56	147	1,352	106		
Olympic Dam	770	190	118	72	6,424	107		
Other[(iii)(iv)]	–	(72)	6	(78)	(125)	–		
Total Copper from Group production	3,926	960	785	175	23,636	1,702		
Third party products	420	(22)	–	(22)	–	–		
Total Copper	4,346	938	785	153	23,636	1,702	34	34
Adjustment for equity accounted investments	(453)	(109)	(57)	(52)	–	(106)	(1)	(1)
Total Copper statutory result	**3,893**	**829**	**728**	**101**	**23,636**	**1,596**	**33**	**33**

Half year ended 31 December 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida[(i)]	3,720	2,127	418	1,709	12,862	1,671		
Pampa Norte[(ii)]	794	447	222	225	2,400	95		
Antamina[(iii)]	467	250	52	198	1,391	101		
Olympic Dam	797	138	132	6	6,408	131		
Other[(iii)(iv)]	–	(58)	4	(62)	(26)	–		
Total Copper from Group production	5,778	2,904	828	2,076	23,035	1,998		
Third party products	470	11	–	11	–	–		
Total Copper	6,248	2,915	828	2,087	23,035	1,998	42	42
Adjustment for equity accounted investments	(467)	(94)	(53)	(41)	–	(101)	(1)	(1)
Total Copper statutory result	**5,781**	**2,821**	**775**	**2,046**	**23,035**	**1,897**	**41**	**41**

(i) Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.

(ii) Includes Spence and Cerro Colorado.

(iii) Antamina and Resolution are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(iv) Predominantly comprises divisional activities, greenfield exploration, business development and ceased and sold operations. Includes Resolution.

19

News Release

Iron Ore

Underlying EBIT for the December 2015 half year decreased by US$2.3 billion to US$1.9 billion.

	US$M
Underlying EBIT for the half year ended 31 December 2014	**4,200**
Net price impact[(i)]	(2,828)
Change in volumes: productivity	175
Change in controllable cash costs	146
Change in other costs:	
Exchange rates	278
Inflation	(32)
Other[(ii)]	(12)
Underlying EBIT for the half year ended 31 December 2015	**1,927**

(i) Average realised price: iron ore US$43/wmt, FOB (2014: US$70/wmt, FOB).

(ii) Other includes: fuel and energy; depreciation, deferred stripping and impairment; asset sales; other items. Other items includes net profit from the equity accounted investment in Samarco, but does not include any financial impacts following the Samarco dam failure which has been treated as an exceptional item.

Total iron ore production for the December 2015 half year increased by four per cent to 118 Mt.

- Western Australia Iron Ore (WAIO) production increased by six per cent to a record 131 Mt (100 per cent basis), underpinned by the Jimblebar mining hub operating at full capacity and improved ore handling plant utilisation at Newman.
- Samarco production decreased by 25 per cent to 11 Mt (100 per cent basis). Mining and processing operations remain suspended following the dam failure. The final shipment of pellets from port stockpiles is expected to be completed in the March 2016 quarter.

Total iron ore production for the 2016 financial year of 237 Mt is expected, four per cent lower than prior guidance.

- Revision of total iron ore guidance reflects the suspension of operations at Samarco.
- WAIO guidance remains unchanged at 270 Mt (100 per cent basis). However, following unfavourable weather conditions in January we will continue to monitor progress against guidance and will provide an update in the March 2016 operational review if required.

Work has commenced on the installation of a new primary crusher and additional conveying capacity at Jimblebar. Associated costs are included within WAIO's average annual sustaining capital expenditure which is now expected to be approximately US$4 per tonne following continued improvements in capital productivity. The ramp-up of additional capacity at the Jimblebar mining hub along with further productivity improvements, will deliver an increase in system capacity to 290 Mtpa over time.

WAIO unit cash costs declined by 25 per cent to US$15.21 per tonne, underpinned by a stronger US dollar, reductions in labour and contractor costs, and lower diesel prices and consumption. Unit cost guidance for the 2016 financial year remains unchanged at US$15 per tonne[(10)].

WAIO unit costs (US$M)	H1 FY16	H2 FY15	H1 FY15	FY15
Revenue	5,247	6,245	8,193	14,438
Underlying EBITDA	2,703	3,519	4,778	8,297
Cash costs (gross)	2,544	2,726	3,415	6,141
Less: freight	469	397	658	1,055
Less: royalties	366	425	554	979
Cash costs (net)	1,709	1,904	2,203	4,107
Sales (kt, equity share)	112,393	111,916	108,245	220,161
Cash cost per tonne (US$)	**15.21**	**17.01**	**20.35**	**18.65**

The sale of BHP Billiton's 100 per cent interest in its Liberia iron ore project to Cavalla Resources was completed in October 2015.

20

BHP Billiton Results for the half year ended 31 December 2015

Financial information for the Iron Ore business for the December 2015 and December 2014 half years is presented below.

Half year ended 31 December 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	5,247	2,703	894	1,809	22,137	497		
Samarco(i)	442	196	46	150	9	34		
Other(ii)	60	(5)	2	(7)	118	56		
Total Iron Ore from Group production	5,749	2,894	942	1,952	22,264	587		
Third party products(iii)	42	(9)	–	(9)	–	–		
Total Iron Ore	5,791	2,885	942	1,943	22,264	587	46	30
Adjustment for equity accounted investments	(442)	(62)	(46)	(16)	–	(34)	–	–
Total Iron Ore statutory result	**5,349**	**2,823**	**896**	**1,927**	**22,264**	**553**	**46**	**30**

Half year ended 31 December 2014 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Western Australia Iron Ore	8,193	4,778	791	3,987	23,289	1,090		
Samarco(i)	828	420	54	366	1,036	165		
Other(ii)	73	4	1	3	108	14		
Total Iron Ore from Group production	9,094	5,202	846	4,356	24,433	1,269		
Third party products(iii)	152	(5)	–	(5)	–	–		
Total Iron Ore	9,246	5,197	846	4,351	24,433	1,269	71	16
Adjustment for equity accounted investments	(828)	(205)	(54)	(151)	–	(165)	–	–
Total Iron Ore statutory result	**8,418**	**4,992**	**792**	**4,200**	**24,433**	**1,104**	**71**	**16**

(i) Samarco is an equity accounted investment and is reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii) Predominantly comprises divisional activities, towage services, business development and ceased operations.

(iii) Includes inter-segment and external sales of contracted gas purchases.

21

News Release

Coal

Underlying EBIT for the December 2015 half year decreased by US$481 million to US$(342) million.

	US$M
Underlying EBIT for the half year ended 31 December 2014	**139**
Net price impact(i)	(608)
Change in volumes: productivity	2
Change in controllable cash costs	41
Change in other costs:	
Exchange rates	337
Inflation	(26)
Depreciation, deferred stripping and impairment	(89)
One-off items(ii)	(118)
Other(iii)	(20)
Underlying EBIT for the half year ended 31 December 2015	**(342)**

(i) Average realised price: hard coking coal US$82/t (2014: US$110/t); weak coking coal US$67/t (2014: US$92/t); thermal coal US$49/t (2014: US$61/t).

(ii) One-off items reflect royalty and taxation matters.

(iii) Other includes: fuel and energy; asset sales; ceased and sold operations; other items (including loss from equity accounted investments).

Metallurgical and energy coal production both declined by three per cent, to 21 Mt and 19 Mt respectively, in the December 2015 half year.

- Record metallurgical coal production at four Queensland Coal mines was offset by a convergence event at the Broadmeadow mine and completion of longwall mining at the low-cost Crinum mine.
- First metallurgical coal production from the Haju mine in Indonesia was achieved.
- Drought conditions at Cerrejón and heavy rainfall and blasting constraints at New South Wales Energy Coal reduced energy coal production.

Metallurgical coal production guidance for the 2016 financial year remains unchanged at 40 Mt. Energy coal production for the 2016 financial year is now expected to be 37 Mt following completion of the sale of the San Juan Mine to Westmoreland Coal Company on 31 January 2016.

Queensland Coal unit cash costs declined by 17 per cent to US$59 per tonne, as the operations benefited from a stronger US dollar, lower diesel prices and a reduction in labour and contractor costs reflecting continued productivity improvements. This offset inventory write-downs due to weaker coal prices, the impact of a convergence event at the Broadmeadow mine, a higher than usual number of planned maintenance shutdowns, and costs associated with the closure of the Crinum mine as it reached the end of its economic reserve life. Unit costs for the 2016 financial year are now expected to be US$59 per tonne(10), as favourable currency movements offset the removal of low-cost Crinum volumes.

Queensland Coal unit costs (US$M)	H1 FY16	H2 FY15	H1 FY15	FY15
Revenue	1,623	1,970	2,251	4,221
Underlying EBITDA	122	528	478	1,006
Cash costs (gross)	1,501	1,442	1,773	3,215
Less: freight	52	63	111	174
Less: royalties	218	144	146	290
Cash costs (net)	1,231	1,235	1,516	2,751
Sales (kt, equity share)	20,974	20,861	21,428	42,289
Cash cost per tonne (US$)	**58.69**	**59.20**	**70.75**	**65.05**

Higher depreciation in the December 2015 half year reflects the completion of the Hay Point Stage Three Expansion and accelerated depreciation related to the closure of the Crinum mine. Queensland Coal's average annual sustaining capital expenditure is expected to be approximately US$6 per tonne.

22

BHP Billiton Results for the half year ended 31 December 2015

Financial information for the Coal business for the December 2015 and December 2014 half years is presented below.

Half year ended 31 December 2015 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	1,623	122	410	(288)	8,788	155		
New Mexico	251	75	22	53	160	3		
New South Wales Energy Coal(i)	511	68	77	(9)	1,229	11		
Colombia(i)	283	80	49	31	840	17		
Other(ii)	–	(53)	4	(57)	208	19		
Total Coal from Group production	2,668	292	562	(270)	11,225	205		
Third party products	–	–	–	–	–	–		
Total Coal	2,668	292	562	(270)	11,225	205	9	9
Adjustment for equity accounted investments(iii)	(331)	(137)	(65)	(72)	–	(20)	–	–
Total Coal statutory result	**2,337**	**155**	**497**	**(342)**	**11,225**	**185**	**9**	**9**

Half year ended 31 December 2014 (Restated) US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	2,251	478	331	147	9,450	369		
New Mexico	298	86	23	63	250	13		
New South Wales Energy Coal(i)	640	136	78	58	1,419	108		
Colombia(i)	383	121	56	65	938	54		
Other(ii)	–	(64)	1	(65)	183	8		
Total Coal from Group production	3,572	757	489	268	12,240	552		
Third party products	7	–	–	–	1	–		
Total Coal	3,579	757	489	268	12,241	552	12	12
Adjustment for equity accounted investments(iii)	(436)	(199)	(70)	(129)	–	(74)	–	–
Total Coal statutory result	**3,143**	**558**	**419**	**139**	**12,241**	**478**	**12**	**12**

(i) Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and are reported on a proportionate consolidation basis (with the exception of net operating assets).

(ii) Predominantly comprises divisional activities and greenfield projects.

(iii) Includes statutory adjustments for Newcastle Coal Infrastructure Group and Cerrejón to reconcile the proportionately consolidated business total to the statutory result. Statutory Underlying EBIT includes net finance costs and taxation expense of US$51 million (2014: US$78 million).

23

News Release
Group and unallocated items
Underlying EBIT expense decreased by US$157 million to US$145 million in the December 2015 half year. The reduction reflected transaction costs associated with the successful demerger of South32 incurred in the prior period, the favourable exchange rate impact on Nickel West costs, and lower corporate overheads. This more than offset lower average realised prices received by Nickel West.
Resources and reserves assessment
Samarco is reviewing the operation’s resources and reserves following the dam failure. BHP Billiton is continuing to work closely with Samarco and we expect to provide updated information as soon as we are in a position to do so.

BHP Billiton Results for the half year ended 31 December 2015
The financial information on pages 29 to 50 has been prepared in accordance with IFRS. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the December 2015 half year compared with the December 2014 half year, unless otherwise noted.
The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); cost and freight (CFR); cost, insurance and freight (CIF), dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
The following footnotes apply to this profit release:
(1) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. We believe that these non-IFRS measures provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable (loss)/profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.
Underlying attributable profit is Attributable (loss)/profit excluding discontinued operations and any exceptional items and minority interest in exceptional items.
Underlying EBIT is earnings before net finance costs, taxation, discontinued operations and any exceptional items. Underlying EBIT is reported net of net finance costs and taxation expense of US$119 million (2014: US$270 million) related to equity accounted investments and excludes exceptional items of US$655 million (2014: US$ nil) related to equity accounted investments.
Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$4,652 million for the half year ended 31 December 2015 and US$4,762 million for the half year ended 31 December 2014. Underlying EBITDA is reported net of net finance costs and taxation benefit/(expense), depreciation, impairments and amortisation related to equity accounted investments of US$274 million (2014: US$435 million) and excludes exceptional items of US$655 million (2014: US$ nil) related to equity accounted investments.
(2) Further non-IFRS measures are defined as follows and comparatives exclude discontinued operations unless otherwise stated:
Adjusted effective tax rate – comprises Total taxation benefit/(expense) excluding remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT), exceptional items and exchange rate movements included in taxation benefit/(expense) divided by (Loss)/profit before taxation and exceptional items.
Free cash flow – comprises net operating cash flows less net investing cash flows.
Gearing ratio – represents the ratio of net debt to net debt plus net assets.
Net debt – comprises Interest bearing liabilities less Cash and Cash equivalents for the total operations within the Group at the reporting date.
Net operating assets – represents operating assets net of operating liabilities including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of the Group’s investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.
Underlying basic (loss)/earnings per share – represents basic (loss)/earnings per share excluding any exceptional items.
Underlying EBIT margin – comprises Underlying EBIT excluding third party product (loss)/profit from operations, divided by revenue excluding third party product revenue.
Underlying EBITDA margin – comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
(3) Escondida unit cost is presented on a grade-adjusted basis relative to the 2015 financial year to reflect a large decline in grades. Comparative periods have been restated to exclude by-product credits.
(4) Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests.
(5) The 31 December 2014 information in this report has been presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. The prior period’s contribution of the South32 assets to the Group’s results are disclosed as discontinued operations within the Group’s financial statements.
(6) Represents productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings on a continuing operations basis. Productivity-led volume efficiencies refer to volume increases, excluding volume increases from major capital projects, multiplied by the prior period Underlying EBIT margin. Operating cash cost efficiencies refer to the reduction in costs, excluding the impact of volume, price-linked costs, exchange rates, inflation, fuel and energy, non-cash costs, one-off items, ceased and sold operations and other items. Exploration and business development savings refers to the reduction in total exploration and business development costs including capitalised exploration.
(7) Movement in underlying net cash costs excludes inventory movements and write-downs of US$448 million.
(8) Depreciation, deferred stripping and impairment also includes amortisation.
(9) Subject to Escondida Owners Council approval.
(10) WAIO and Queensland Coal unit cash costs exclude freight and royalties; Escondida unit cash costs exclude freight and treatment and refining charges. Escondida grade-adjusted unit cost is on a 2015 financial year grade-equivalent basis. 2016 financial year guidance is based on exchange rates of AUD/USD 0.72 and USD/CLP 702.

News Release
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
No financial or investment advice – South Africa
BHP Billiton does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

BHP Billiton Res ults for the half year ended 31 December 2015
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bhpbilliton
BHP Billiton Group
Financial Report
Half year ended
31 December 2015

Financial Report
Contents
Half Year Financial Statements Page
Consolidated Income Statement for the half year ended 31 December 2015 31
Consolidated Statement of Comprehensive Income for the half year ended 31 December 2015 32
Consolidated Balance Sheet as at 31 December 2015 33
Consolidated Cash Flow Statement for the half year ended 31 December 2015 34
Consolidated Statement of Changes in Equity for the half year ended 31 December 2015 35
Notes to the Financial Information 36
1. Accounting policies 36
2. Segment reporting 37
3. Exceptional items 39
4. Interests in associates and joint venture entities 40
5. Net finance costs 40
6. Earnings per share 41
7. Dividends 42
8. Financial risk management – Fair values 43
9. Significant events – Samarco dam failure 47
10. Subsequent events 50
Directors’ Report 51
Directors’ Declaration of Responsibility 53
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001 54
Independent Review Report 55

BHP Billiton Results for the half year ended 31 December 2015

Comparative information for the half year ended 31 December 2014 has been restated for the effects of the application of IFRS 5/AASB 5 'Non-current Assets Held for Sale and Discontinued Operations' following the demerger of South32. The Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet and the Consolidated Statement of Changes in Equity for this period are not required to be restated.

Consolidated Income Statement for the half year ended 31 December 2015

	Notes	Half year ended 31 Dec 2015 US$M	Half year ended 31 Dec 2014 US$M Restated	Year ended 30 June 2015 US$M
Continuing operations				
Revenue				
Group production		**15,157**	24,230	43,457
Third party products		**555**	630	1,179
Revenue	2	**15,712**	24,860	44,636
Other income		**251**	284	496
Expenses excluding net finance costs		**(21,998)**	(17,549)	(37,010)
(Loss)/profit from equity accounted investments and related impairments	4	**(995)**	335	548
(Loss)/profit from operations		**(7,030)**	7,930	8,670
Comprising:				
Group production		**(7,003)**	7,929	8,656
Third party products		**(27)**	1	14
		(7,030)	7,930	8,670
Financial expenses		**(492)**	(275)	(702)
Financial income		**63**	41	88
Net finance costs	5	**(429)**	(234)	(614)
(Loss)/profit before taxation		**(7,459)**	7,696	8,056
Income tax benefit/(expense)		**1,816**	(2,456)	(2,762)
Royalty-related taxation (net of income tax benefit)		**(90)**	(848)	(904)
Total taxation benefit/(expense)		**1,726**	(3,304)	(3,666)
(Loss)/profit after taxation from continuing operations		**(5,733)**	4,392	4,390
Discontinued operations				
Profit/(loss) after taxation from discontinued operations		**–**	401	(1,512)
(Loss)/profit after taxation		**(5,733)**	4,793	2,878
Attributable to non-controlling interests		**(64)**	528	968
Attributable to members of BHP Billiton Group		**(5,669)**	4,265	1,910
Basic (loss)/earnings per ordinary share (cents)	6	**(106.5)**	80.2	35.9
Diluted (loss)/earnings per ordinary share (cents)	6	**(106.2)**	80.0	35.8
Basic (loss)/earnings from continuing operations per ordinary share (cents)	6	**(106.5)**	73.6	65.5
Diluted (loss)/earnings from continuing operations per ordinary share (cents)	6	**(106.2)**	73.4	65.3
Dividends per ordinary share – paid during the period (cents)	7	**62.0**	62.0	124.0
Dividends per ordinary share – determined in respect of the period (cents)	7	**16.0**	62.0	124.0

The accompanying notes form part of this financial information.

31

Financial Report
Consolidated Statement of Comprehensive Income for the half year ended 31 December 2015
Half year ended 31 Dec 2015 US$M Half year ended 31 Dec 2014 US$M Year ended 30 June 2015 US$M
(Loss)/profit after taxation (5,733) 4,793 2,878
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Available for sale investments:
Net valuation losses taken to equity (3) (19) (21)
Net valuation gains transferred to the income statement — (1) (115)
Cash flow hedges:
Losses taken to equity (666) (1,296) (1,797)
Losses transferred to the income statement 646 1,283 1,815
Exchange fluctuations on translation of foreign operations taken to equity — (2) (2)
Tax recognised within other comprehensive income 7 6 29
Total items that may be reclassified subsequently to the income statement (16) (29) (91)
Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and medical schemes 5 (29) (28)
Tax recognised within other comprehensive income (11) 13 (17)
Total items that will not be reclassified to the income statement (6) (16) (45)
Total other comprehensive loss (22) (45) (136)
Total comprehensive (loss)/income (5,755) 4,748 2,742
Attributable to non-controlling interests (64) 533 973
Attributable to members of BHP Billiton Group (5,691) 4,215 1,769
The accompanying notes form part of this financial information.

BHP Billiton Results for the half year ended 31 December 2015
Consolidated Balance Sheet as at 31 December 2015
31 Dec 2015 US$M
30 June 2015 US$M
ASSETS
Current assets
Cash and cash equivalents 10,626 6,753
Trade and other receivables 2,903 4,321
Other financial assets 75 83
Inventories 3,914 4,292
Current tax assets 676 658
Other 189 262
Total current assets 18,383 16,369
Non-current assets
Trade and other receivables 1,296 1,499
Other financial assets 1,181 1,159
Inventories 378 466
Property, plant and equipment 85,439 94,072
Intangible assets 4,214 4,292
Investments accounted for using the equity method 2,577 3,712
Deferred tax assets 5,082 2,861
Other 119 150
Total non-current assets 100,286 108,211
Total assets 118,669 124,580
LIABILITIES
Current liabilities
Trade and other payables 5,678 7,389
Interest bearing liabilities 4,071 3,201
Other financial liabilities 243 251
Current tax payable 171 207
Provisions 1,368 1,676
Deferred income 107 129
Total current liabilities 11,638 12,853
Non-current liabilities
Trade and other payables 22 29
Interest bearing liabilities 32,476 27,969
Other financial liabilities 1,622 1,031
Deferred tax liabilities 4,002 4,542
Provisions 7,183 7,306
Deferred income 296 305
Total non-current liabilities 45,601 41,182
Total liabilities 57,239 54,035
Net assets 61,430 70,545
EQUITY
Share capital – BHP Billiton Limited 1,186 1,186
Share capital – BHP Billiton Plc 1,057 1,057
Treasury shares (42) (76)
Reserves 2,474 2,557
Retained earnings 51,111 60,044
Total equity attributable to members of BHP Billiton Group 55,786 64,768
Non-controlling interests 5,644 5,777
Total equity 61,430 70,545
The accompanying notes form part of this financial information.

Financial Report

Consolidated Cash Flow Statement for the half year ended 31 December 2015

US$M	Half year ended 31 Dec 2015	Half year ended 31 Dec 2014 Restated	Year ended 30 June 2015
Operating activities			
(Loss)/profit before taxation	**(7,459)**	7,696	8,056
Adjustments for:			
Non-cash or non-operating exceptional items	**8,369**	409	3,196
Depreciation and amortisation expense	**4,602**	4,401	9,158
Impairments of property, plant and equipment, financial assets and intangibles	**50**	361	828
Net gain on sale of non-current assets	**(3)**	(33)	(9)
Employee share awards expense	**77**	116	247
Net finance costs	**429**	234	614
Share of operating profit of equity accounted investments	**(185)**	(335)	(548)
Other	**176**	85	265
Changes in assets and liabilities:			
Trade and other receivables	**1,611**	1,008	1,431
Inventories	**446**	(189)	151
Trade and other payables	**(1,262)**	(1,210)	(990)
Net other financial assets and liabilities	**(83)**	(8)	(8)
Provisions and other liabilities	**(474)**	(589)	(771)
Cash generated from operations	**6,294**	11,946	21,620
Dividends received	**1**	4	17
Dividends received from equity accounted investments	**170**	476	723
Interest received	**60**	45	86
Interest paid	**(342)**	(310)	(627)
Income tax refunded	**452**	329	348
Income tax paid	**(1,127)**	(2,013)	(3,225)
Royalty-related taxation paid	**(248)**	(861)	(1,148)
Net operating cash flows from continuing operations	**5,260**	9,616	17,794
Net operating cash flows from discontinued operations	**–**	807	1,502
Net operating cash flows	**5,260**	10,423	19,296
Investing activities			
Purchases of property, plant and equipment	**(3,958)**	(6,361)	(11,947)
Exploration expenditure	**(410)**	(409)	(816)
Exploration expenditure expensed and included in operating cash flows	**199**	350	670
Purchase of intangibles	**(2)**	(64)	(98)
Investment in financial assets	**(54)**	(18)	(15)
Investment in equity accounted investments	**(29)**	(25)	(71)
Cash outflows from investing activities	**(4,254)**	(6,527)	(12,277)
Proceeds from sale of property, plant and equipment	**71**	41	66
Proceeds from sale of intangibles	**5**	–	8
Proceeds from financial assets	**92**	333	445
Proceeds from divestment of subsidiaries, operations and joint operations, net of their cash	**48**	251	256
Net investing cash flows from continuing operations	**(4,038)**	(5,902)	(11,502)
Net investing cash flows from discontinued operations	**–**	(415)	(1,066)
Cash disposed on demerger of South32	**–**	–	(586)
Net investing cash flows	**(4,038)**	(6,317)	(13,154)
Financing activities			
Proceeds from interest bearing liabilities	**7,019**	341	3,440
Proceeds/(settlements) from debt related instruments	**129**	–	(33)
Repayment of interest bearing liabilities	**(1,006)**	(2,953)	(4,135)
Proceeds from ordinary shares	**–**	3	9
Contributions from non-controlling interests	**2**	46	53
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(69)**	(338)	(355)
Dividends paid	**(3,266)**	(3,209)	(6,498)
Dividends paid to non-controlling interests	**(71)**	(327)	(554)
Net financing cash flows from continuing operations	**2,738**	(6,437)	(8,073)
Net financing cash flows from discontinued operations	**–**	(322)	(203)
Net financing cash flows	**2,738**	(6,759)	(8,276)
Net increase/(decrease) in cash and cash equivalents from continuing operations	**3,960**	(2,723)	(1,781)
Net increase in cash and cash equivalents from discontinued operations	**–**	70	233
Cash and cash equivalents, net of overdrafts, at beginning of period	**6,613**	8,752	8,752
Cash disposed on demerger of South32	**–**	–	(586)
Foreign currency exchange rate changes on cash and cash equivalents	**9**	19	(5)
Cash and cash equivalents, net of overdrafts, at end of period	**10,582**	6,118	6,613

The accompanying notes form part of this financial information.

34

BHP Billiton Results for the half year ended 31 December 2015

Consolidated Statement of Changes in Equity for the half year ended 31 December 2015

For the half year ended 31 December 2015 US$M	Attributable to members of BHP Billiton Group							
	Share capital							
	BHP Billiton Limited	BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2015	**1,186**	**1,057**	**(76)**	**2,557**	**60,044**	**64,768**	**5,777**	**70,545**
Total comprehensive loss	**–**	**–**	**–**	**(16)**	**(5,675)**	**(5,691)**	**(64)**	**(5,755)**
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(69)	–	–	(69)	–	(69)
Employee share awards exercised net of employee contributions and other adjustments	–	–	103	(124)	21	–	–	–
Employee share awards forfeited	–	–	–	(20)	20	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	77	–	77	–	77
Dividends	–	–	–	–	(3,299)	(3,299)	(71)	(3,370)
Equity contributed	–	–	–	–	–	–	2	2
Balance as at 31 December 2015	**1,186**	**1,057**	**(42)**	**2,474**	**51,111**	**55,786**	**5,644**	**61,430**
Balance as at 1 July 2014	1,186	1,069	(587)	2,927	74,548	79,143	6,239	85,382
Total comprehensive income	–	–	–	(34)	4,249	4,215	533	4,748
Transactions with owners:								
Shares cancelled	–	(12)	501	12	(501)	–	–	–
Purchase of shares by ESOP Trusts	–	–	(338)	–	–	(338)	–	(338)
Employee share awards exercised net of employee contributions	–	–	194	(174)	(18)	2	–	2
Employee share awards forfeited	–	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards	–	–	–	116	–	116	–	116
Distribution to option holders	–	–	–	(1)	–	(1)	(1)	(2)
Dividends	–	–	–	–	(3,292)	(3,292)	(412)	(3,704)
Equity contributed	–	–	–	–	–	–	46	46
Balance as at 31 December 2014	1,186	1,057	(230)	2,842	74,990	79,845	6,405	86,250

The accompanying notes form part of this financial information.

35

Financial Report
Notes to the Financial Information
1. Accounting policies
This general purpose financial report for the half year ended 31 December 2015 is unaudited and has been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), IAS 34 “Interim Financial Reporting” as adopted by the EU, AASB 134 “Interim Financial Reporting” as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.
The half year financial statements represent a “condensed set of financial statements” as referred to in the UK Disclosure and Transparency Rules issued by the Financial Conduct Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2015 are not the statutory accounts of the BHP Billiton Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company’s auditor and delivered to the registrar of companies. The auditor has reported on those accounts; the report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the UK Companies Act 2006.
The half year financial statements have been prepared on the basis of the accounting policies and methods of computation consistent with those applied in the 30 June 2015 annual financial statements contained within the Annual Report of the BHP Billiton Group.
Rounding of amounts
Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.
Comparatives
Where applicable, comparative periods have been adjusted to disclose them on the same basis as the current period figures. The 31 December 2014 financial information has been restated for the effects of the application of IFRS 5/AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ following the demerger of South32 in May 2015. The nature of each change reflected in the restated financial information is as follows:
• All income and expense items relating to South32 have been removed from the individual line items in the Consolidated Income Statement. The post-tax (loss)/profit of South32 is presented as a single amount in the line item entitled “(Loss)/Profit after taxation from discontinued operations”; and
• All cash flows and other items relating to South32 have been removed from the individual line items in the Consolidated Cash Flow Statement. The net cash flows attributable to the operating, investing and financing activities of South32 and the cash disposed of on demerger of South32 are each disclosed in single amount in each section of the Consolidated Cash Flow Statement.
The Consolidated Balance Sheet, the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity for these periods are not required to be restated.

BHP Billiton Results for the half year ended 31 December 2015
2. Segment reporting
The Group operates four businesses aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.
Reportable segment
Principal activities
Petroleum
Exploration, development and production of oil and gas
Copper
Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Iron Ore
Mining of iron ore
Coal
Mining of metallurgical coal and thermal (energy) coal
Group and unallocated items comprises Group Functions, other unallocated operations including Potash (previously disclosed in the former Petroleum and Potash reporting segment) and Nickel West, consolidation adjustments and external sales of freight and fuel to third parties. Comparative periods have been restated to reflect the segment reporting change relating to Potash.
Exploration and technology activities are recognised within relevant segments. It is the Group’s policy that inter-segment sales are made on a commercial basis.
The comparative periods segment reporting information excludes discontinued operations following the demerger of South32, being BHP Billiton’s former interests in its integrated Aluminium business, Manganese business and the Cerro Matoso nickel operation, Energy Coal South Africa, Illawarra metallurgical coal and the Cannington silver-lead-zinc mine. The half year ended 31 December comparative period has been restated.

Financial Report

2. Segment reporting (continued)

US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Half year ended 31 December 2015						
Revenue						
Group production	3,546	3,473	5,247	2,337	388	14,991
Third party products	88	420	31	–	16	555
Rendering of services	106	–	60	–	–	166
Inter-segment revenue	60	–	11	–	(71)	–
Total revenue[(a)]	**3,800**	**3,893**	**5,349**	**2,337**	**333**	**15,712**
Underlying EBIT[(b)]	**(199)**	**101**	**1,927**	**(342)**	**(145)**	**1,342**
Exceptional items[(c)]	(7,184)	–	(1,180)	–	(8)	(8,372)
Net finance costs[(d)]						(429)
(Loss)/profit before taxation						**(7,459)**
Half year ended 31 December 2014 Restated						
Revenue						
Group production	6,659	5,311	8,193	3,136	776	24,075
Third party products	44	470	65	7	44	630
Rendering of services	82	–	73	–	–	155
Inter-segment revenue	151	–	87	–	(238)	–
Total revenue[(a)]	6,936	5,781	8,418	3,143	582	24,860
Underlying EBIT[(b)]	2,256	2,046	4,200	139	(302)	8,339
Exceptional items[(c)]	–	–	–	–	(409)	(409)
Net finance costs[(d)]						(234)
Profit before taxation						7,696
Year ended 30 June 2015						
Revenue						
Group production	10,912	10,500	14,438	5,878	1,395	43,123
Third party products	69	953	76	7	74	1,179
Rendering of services	199	–	135	–	–	334
Inter-segment revenue	267	–	104	–	(371)	–
Total revenue[(a)]	11,447	11,453	14,753	5,885	1,098	44,636
Underlying EBIT[(b)]	1,986	3,353	6,932	348	(753)	11,866
Exceptional items[(c)]	(2,787)	–	–	–	(409)	(3,196)
Net finance costs[(d)]						(614)
Profit before taxation						8,056

(a) Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties.

(b) Underlying EBIT is earnings before net finance costs, taxation benefit/(expense), discontinued operations and any exceptional items. Underlying EBIT is reported net of the Group's share of net finance costs and taxation benefit/(expense) related to equity accounted investments and excludes exceptional items related to equity accounted investments.

(c) Refer to note 3 Exceptional items.

(d) Refer to note 5 Net finance costs.

38

BHP Billiton Results for the half year ended 31 December 2015

3. Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial statements. Such items included within the Group's loss for the half year are detailed below.

Half year ended 31 December 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(1,188)	330	(858)
Impairment of Onshore US assets[(a)]	(7,184)	2,300	(4,884)
Global taxation matters	–	(390)	(390)
Total	**(8,372)**	**2,240**	**(6,132)**

(a) Includes amounts attributable to non-controlling interests of US$(51) million after tax benefit.

Samarco Mineração S.A (Samarco) dam failure

The exceptional loss of US$1,188 million related to the dam failure at Samarco in November 2015 comprises the following:

Half year ended 31 December 2015	US$M
Share of loss relating to the Samarco dam failure	(655)
Impairment of the carrying value of the investment in Samarco	(525)
Costs incurred directly by BHP Billiton in relation to the Samarco dam failure	(8)
Total[(a)]	**(1,188)**

(a) Refer to note 9 Significant events for information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Billiton's share of Samarco's operating profit.

Impairment of Onshore US assets

On 15 January 2016, the Group announced it would recognise an impairment charge of US$4.9 billion (after tax benefit) against the carrying value of its Onshore US assets in the half year ended 31 December 2015. The impairment reflects changes to price assumptions, discount rates and development plans. This follows significant volatility and much weaker prices experienced in the oil and gas industry which have more than offset our substantial productivity improvements.

Global taxation matters

Global taxation matters include amounts provided for in relation to unresolved taxation disputes.

Half year ended 31 December 2014 Restated	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation[(a)]	–	(698)	(698)
Total	**(409)**	**(579)**	**(988)**

(a) Includes amounts attributable to non-controlling interests of US$(12) million.

Year ended 30 June 2015	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Onshore US assets	(2,787)	829	(1,958)
Impairment of Nickel West assets	(409)	119	(290)
Repeal of Minerals Resource Rent Tax legislation[(a)]	–	(698)	(698)
Total	**(3,196)**	**250**	**(2,946)**

(a) Includes amounts attributable to non-controlling interests of US$(12) million.

39

Financial Report

4. Interests in associates and joint venture entities

The Group's major shareholdings in associates and joint venture entities, including their (loss)/profit, are listed below:

	Ownership interest at BHP Billiton Group reporting date[(a)]			(Loss)/profit from equity accounted investments and related impairments		
	31 Dec 2015 %	31 Dec 2014 %	30 June 2015 %	Half year ended 31 Dec 2015 US$M	Half year ended 31 Dec 2014 US$M Restated	Year ended 30 June 2015 US$M
Share of operating (loss)/profit of equity accounted investments:						
Carbones del Cerrejón LLC	**33.33**	33.33	33.33	**(29)**	(24)	(20)
Compañia Minera Antamina SA	**33.75**	33.75	33.75	**94**	156	229
Samarco Mineração SA[(b)]	**50**	50	50	**(519)**	216	371
Other				**(16)**	(13)	(32)
Share of operating (loss)/profit of equity accounted investments				**(470)**	335	548
Impairment of Samarco Mineração SA[(c)]				**(525)**	–	–
(Loss)/profit from equity accounted investments and related impairments				**(995)**	335	548

(a) The ownership interest at the Group's and the associates and joint venture entities' reporting dates are the same.

(b) Refer to note 9 Significant events for further information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Billiton's share of Samarco's operating profit. US$(519) million includes exceptional items of US$(655) million share of loss relating to the Samarco dam failure and US$136 million share of operating profit prior to the dam failure.

(c) Includes exceptional item of US$(525) million. Refer to note 9 Significant events for information regarding the financial impact of the Samarco dam failure in November 2015 on BHP Billiton's share of Samarco's operating profit.

5. Net finance costs

	Half year ended 31 Dec 2015 US$M	Half year ended 31 Dec 2014 US$M Restated	Year ended 30 June 2015 US$M
Financial expenses			
Interest on bank loans and overdrafts	**1**	6	9
Interest on all other borrowings[(a)]	**436**	228	517
Discounting on provisions and other liabilities	**168**	179	333
Net interest expense on post-retirement employee benefits	**8**	7	15
Finance lease and hire purchase interest	**7**	12	25
Fair value change on hedged loans	**82**	869	372
Fair value change on hedging derivatives	**(127)**	(874)	(358)
Interest capitalised[(b)]	**(56)**	(83)	(148)
Exchange variations on net debt[(c)]	**(27)**	(69)	(63)
	492	275	702
Financial income			
Interest income	**(63)**	(41)	(88)
Net finance costs	**429**	234	614

(a) Interest on all other borrowings in the half year ended 31 December 2014 and year ended 30 June 2015 included net interest income of US$67 million with respect to Petrohawk Senior Notes, which included gains of US$80 million on the early redemption of notes in August 2014.

(b) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2015, the capitalisation rate was 2.36 per cent (31 December 2014: 1.89 per cent; 30 June 2015: 1.94 per cent).

(c) Exchange variations on net debt in the half year ended 31 December 2015 predominantly comprises revaluations of US$17 million on non-USD finance leases (31 December 2014: US$60 million; 30 June 2015: US$109 million).

40

BHP Billiton Results for the half year ended 31 December 2015

6. Earnings per share

Half year ended 31 December 2015	Continuing operations	Discontinued operations	Total
Basic loss per ordinary share (US cents)	**(106.5)**	–	**(106.5)**
Diluted loss per ordinary share (US cents)	**(106.2)**	–	**(106.2)**
Basic loss per American Depositary Share (ADS) (US cents)[(a)]	**(213.0)**	–	**(213.0)**
Diluted loss per American Depositary Share (ADS) (US cents)[(a)]	**(212.4)**	–	**(212.4)**
Basic loss (US$M)	**(5,669)**	–	**(5,669)**
Diluted loss (US$M)	**(5,669)**	–	**(5,669)**

Half year ended 31 December 2014 Restated	Continuing operations	Discontinued operations	Total
Basic earnings per ordinary share (US cents)	73.6	6.6	80.2
Diluted earnings per ordinary share (US cents)	73.4	6.6	80.0
Basic earnings per American Depositary Share (ADS) (US cents)[(a)]	147.2	13.2	160.4
Diluted earnings per American Depositary Share (ADS) (US cents)[(a)]	146.8	13.2	160.0
Basic earnings (US$M)	3,914	351	4,265
Diluted earnings (US$M)	3,914	351	4,265

Year ended 30 June 2015	Continuing operations	Discontinued operations	Total
Basic earnings/(loss) per ordinary share (US cents)	65.5	(29.6)	35.9
Diluted earnings/(loss) per ordinary share (US cents)	65.3	(29.5)	35.8
Basic earnings/(loss) per American Depositary Share (ADS) (US cents)[(a)]	131.0	(59.2)	71.8
Diluted earnings/(loss) per American Depositary Share (ADS) (US cents)[(a)]	130.6	(59.0)	71.6
Basic earnings/(loss) (US$M)	3,483	(1,573)	1,910
Diluted earnings/(loss) (US$M)	3,483	(1,573)	1,910

(a) Each American Depositary Share represents two ordinary shares.

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended 31 Dec 2015 Million	Half year ended 31 Dec 2014 Million	Year ended 30 June 2015 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,322**	5,317	5,318
Shares and options contingently issuable under employee share ownership plans	**15**	17	15
Diluted earnings per ordinary share denominator	**5,337**	5,334	5,333

41

Financial Report

7. Dividends

	Half year ended 31 Dec 2015		Half year ended 31 Dec 2014		Year ended 30 June 2015	
	US cents	US$M	US cents	US$M	US cents	US$M
Dividends paid during the period (per share) [(a)]						
Prior year final dividend	62.0	3,299	62.0	3,392	62.0	3,292
Interim dividend	N/A	–	N/A	–	62.0	3,304
	62.0	3,299	62.0	3,392	124.0	6,596
Dividends determined in respect of the period (per share) [(a)]						
Interim dividend	16.0	854	62.0	3,298	62.0	3,298
Final dividend	N/A	–	N/A	–	62.0	3,301
	16.0	854	62.0	3,298	124.0	6,599

(a) Includes 5.5 per cent dividend on 50,000 BHP Billiton Plc preference shares of £1 each determined and paid annually (31 December 2014: 5.5 per cent; 30 June 2015: 5.5 per cent).

Subsequent to the half year ended 31 December 2015, on 23 February 2016, BHP Billiton determined an interim dividend referred to in the table above, which will be paid on 31 March 2016.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends determined on each ADS represent twice the dividend determined on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

42

BHP Billiton Results for the half year ended 31 December 2015
8. Financial risk management – Fair values
All financial assets and financial liabilities, other than derivatives, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortised cost, as indicated in the tables below. Derivatives are initially recognised at fair value on the date the contract is entered into and are subsequently remeasured at their fair value.
The financial assets and liabilities are presented by class in the tables below at their carrying values, which generally approximate to fair value. In the case of US$3,320 million (30 June 2015: US$3,321 million) of fixed rate debt not swapped to floating rate, the fair value at 31 December 2015 was US$3,148 million (30 June 2015: US$3,538 million).
Financial assets and liabilities
31 December 2015
Loans and receivables US$M
Available for sale securities US$M
Held at fair value through profit or loss US$M
Cash flow hedges US$M
Other financial assets and liabilities at amortised cost US$M
Total US$M
Financial assets
Cash and cash equivalents
10,626 – – – – 10,626
Trade and other receivables(a)
2,265 – 682 – –
2,947
Cross currency and interest rate swaps
– – 863 8 – 871
Other derivative contracts
– – 312 – – 312
Loans to equity accounted investments
903 – – – –
903
Shares
– 18 – – – 18
Other investments
– 1 54 – – 55
Total financial assets
13,794 19 1,911 8 – 15,732
Non-financial assets
102,937
Total assets
118,669
Financial liabilities
Trade and other payables(b)
– – 376 – 4,794 5,170
Cross currency and interest rate swaps
– – (24) 1,873 – 1,849
Commodity contracts
– – 4 – – 4
Other derivative contracts
– – 12 – – 12
Bank overdrafts and short-term borrowings(c)
– – – – 45 45
Bank loans(c)
– – – – 2,132 2,132
Notes and debentures(c)
– – – – 33,835 33,835
Finance leases(c)
– – – – 362 362
Other(c)
– – – – 173 173
Total financial liabilities
– – 368 1,873 41,341 43,582
Non-financial liabilities
13,657
Total liabilities
57,239 43

Financial Report
8. Financial risk management – Fair values (continued)
Financial assets and liabilities
30 June 2015
Loans and receivables US$M
Available for sale securities US$M
Held at fair value through profit or loss US$M
Cash flow hedges US$M
Other financial assets and liabilities at amortised cost US$M
Total US$M
Financial assets Cash and cash equivalents 6,753 – – – – 6,753
Trade and other receivables(a) 3,534 – 952 – – 4,486
Cross currency and interest rate swaps – – 858 134 – 992
Forward exchange contracts – – 1 – – 1
Commodity contracts – – 6 – – 6
Other derivative contracts – – 221 – – 221
Loans to equity accounted investments 995 – – – – 995
Shares – 21 – – – 21
Other investments – 1 – – – 1
Total financial assets 11,282 22 2,038 134 – 13,476
Non-financial assets 111,104
Total assets 124,580
Financial liabilities
Trade and other payables(b) – – 176 – 6,660 6,836
Cross currency and interest rate swaps – – (62) 1,329 – 1,267
Commodity contracts – – 4 – – 4
Other derivative contracts – – 11 – – 11
Bank overdrafts and short-term borrowings(c) – – – – 140 140
Bank loans(c) – – – – 1,595 1,595
Notes and debentures(c) – – – – 28,725 28,725
Finance leases(c) – – – – 438 438
Other(c) – – – – 272 272
Total financial liabilities – – 129 1,329 37,830 39,288
Non-financial liabilities 14,747
Total liabilities 54,035
(a) Excludes input taxes of US$349 million (30 June 2015: US$339 million) included in other receivables.
(b) Excludes input taxes of US$530 million (30 June 2015: US$582 million) included in other payables.
(c) All risk bearing liabilities, excluding finance leases, are unsecured.

BHP Billiton Results for the half year ended 31 December 2015

8. Financial Risk Management – Fair values (continued)

Fair value hierarchy

The carrying amount of financial assets and liabilities measured at fair value is where possible, calculated with reference to quoted prices in active markets for identical assets or liabilities. Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. The inputs used in fair value calculations are determined by the relevant Group Function. Our Group Functions support the Businesses and operate under a defined set of accountabilities authorised by the Group Management Committee (GMC). Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income. The following table shows the Group's financial assets and liabilities carried at fair value with reference to the nature of valuation inputs used.

31 December 2015	Level 1[(a)] US$M	Level 2[(b)] US$M	Level 3[(c)] US$M	Total US$M
Financial assets and liabilities				
Trade and other receivables	–	**682**	–	**682**
Trade and other payables	–	**(376)**	–	**(376)**
Cross currency and interest rate swaps	–	**(978)**	–	**(978)**
Commodity contracts	–	**(4)**	–	**(4)**
Other derivative contracts	–	**(5)**	**305**	**300**
Investments[(d)]	**55**	–	**18**	**73**
Total	**55**	**(681)**	**323**	**(303)**

30 June 2015	Level 1[(a)] US$M	Level 2[(b)] US$M	Level 3[(c)] US$M	Total US$M
Financial assets and liabilities				
Trade and other receivables	–	952	–	952
Trade and other payables	–	(176)	–	(176)
Cross currency and interest rate swaps	–	(275)	–	(275)
Forward exchange contracts	–	1	–	1
Commodity contracts	–	2	–	2
Other derivative contracts	–	12	198	210
Investments[(d)]	1	–	21	22
Total	1	516	219	736

(a) Valuation is based on unadjusted quoted prices in active markets for identical financial assets and liabilities.

(b) Valuation is based on inputs (other than quoted prices included in level 1) that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).

(c) Valuation is based on inputs that are not based on observable market data.

(d) Includes shares and other investments.

45

Financial Report
8. Financial Risk Management – Fair values (continued)
Level 3 financial assets and liabilities
The following table shows the movements in the Group’s level 3 financial assets and liabilities.
Half year ended 31 Dec 2015 US$M Year ended 30 June 2015 US$M
At the beginning of the financial period 219 754
Additions – 16
Disposals – (407)
Realised gains recognised in the income statement(a) 1 9
Unrealised gains recognised in the income statement(a) 106 33
Unrealised losses recognised in other comprehensive income(b) (3) (9)
Impairment – (15) Transfers – (162)
Total at the end of the financial period 323 219
(a) Realised and unrealised gains and losses recognised in the income statement are recorded in expenses.
(b) Unrealised gains and losses recognised in other comprehensive income are recorded in the financial assets reserve.
Sensitivity of level 3 financial assets and liabilities
The carrying amount of financial assets and liabilities that are valued using inputs other than observable market data are calculated using appropriate valuation models, including discounted cash flow modelling, with inputs such as commodity prices, foreign exchange rates and inflation. The potential effect of using reasonably possible alternative assumptions in these models, based on a change in the most significant input by 10 per cent while holding all other variables constant, is shown in the following table. Significant inputs are assessed individually for each financial asset and liability.
Half year ended 31 December 2015 Carrying amount US$M Profit after taxation 10 per cent 10 per cent increase decrease in input in input US$M US$M Equity 10 per cent 10 per cent increase decrease in input in input US$M US$M
Financial assets and liabilities
Other derivative contracts 305 44 (44) 44 (44)
Investments 18 – – 2 (2)
Total 323 44 (44) 46 (46)
Year ended 30 June 2015 Carrying amount US$M Profit after taxation 10 per cent 10 per cent increase decrease in input in input US$M US$M
Equity 10 per cent 10 per cent increase decrease in input in input US$M US$M
Financial assets and liabilities
Other derivative contracts 198 45 (45) 45 (45)
Investments 21 – – 2 (2)
Total 219 45 (45) 47 (47)

BHP Billiton Results for the half year ended 31 December 2015
9. Significant events – Samarco dam failure
On 5 November 2015, the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil experienced a tailings dam failure that resulted in a release of mine tailings, flooding the community of Bento Rodrigues and impacting other communities downstream (the Samarco dam failure). Refer to pages 2 and 3 for further details. Samarco is jointly owned by BHP Billiton Brasil Limitada (BHP Billiton Brasil) and Vale S.A (Vale). BHP Billiton Brasil’s 50% interest is accounted for as an equity accounted joint venture investment. BHP Billiton Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Accordingly, for any charges recognised by Samarco, BHP Billiton Brasil and therefore the Group recognise 50% of this expense when adjusting the carrying value of the investment for the BHP Billiton share of Samarco’s profit or loss. Any charges incurred directly by BHP Billiton Brasil or other BHP Billiton entities are recognised 100% in the Group’s results.
The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the half year ended 31 December 2015 are shown in the table below and have been treated as an exceptional item. These do not include BHP Billiton Brasil’s share of the results of Samarco prior to the Samarco dam failure, which is disclosed in the note 4 Interests in associates and joint venture entities.
Half year ended 31 December 2015 US$M
Income statement Expenses excluding net finance costs
- Costs incurred directly by BHP Billiton in relation to the Samarco dam failure (8)
(Loss)/profit from equity accounted investments and related impairments
- Share of loss relating to the Samarco dam failure (655)
- Impairment of the carrying value of the investment in Samarco (525)
Loss before taxation (1,188)
Income tax benefit 330
Loss after taxation (858)
Balance sheet
Trade and other payables (5)
Investments accounted for using the equity method (1,180)
Deferred tax liabilities 330
Net assets/(liabilities)
(855)
Cash flow statement
Loss before taxation (1,188)
Comprising:
Costs incurred directly by BHP Billiton in relation to the Samarco dam failure (8)
Share of loss relating to the Samarco dam failure (655)
Impairment of the carrying value of the investment in Samarco (525)
Non-cash items 1,185
Net operating cash flows (3)

Financial Report
9. Significant events – Samarco dam failure (continued)
Equity accounted investment in Samarco
The following table details the movement in the carrying value of BHP Billiton Brasil’s equity accounted investment in Samarco:
Half year ended 31 December 2015 US$M
At the beginning of the reporting period 1,044
Share of operating profit prior to the Samarco dam failure 136
Share of loss relating to the Samarco dam failure (655)
Impairment of the carrying value of the investment in Samarco (525)
(Loss)/profit from equity accounted investments and related impairments (1,044)
Investment —
Dividends received —
At the end of the reporting period —
Subsequent to recognising the Group’s share of Samarco’s loss, the Group has assessed the recoverability of its investment in light of uncertainties surrounding the nature and timing of ongoing future operations. As a result, an impairment charge of US$525 million was recognised in the half year ended 31 December 2015.
Funding
Under the terms of the joint venture agreement, BHP Billiton Brasil does not have an existing obligation to fund Samarco. To date, no requests for funding or future investment have been received. Any future investment would be subject to a future decision and be accounted for at that time.
Contingencies
BHP Billiton Brasil contingencies
As at 31 December 2015 BHP Billiton Brasil has identified contingent liabilities arising as a consequence of the Samarco dam failure as follows: Environment and socio-economic rehabilitation
Rio Doce Fund
On Friday 27 November 2015, BHP Billiton and Vale announced plans to work, together with Samarco, to establish a voluntary, non-profit fund to support the recuperation of the Rio Doce river system, affected by the Samarco dam failure. Until such time as BHP Billiton and Vale determine the extent of the commitment to this voluntary fund, it is not possible to arrive at a range of outcomes or a reliable estimate of the commitment and therefore a provision has not been recognised and nor has any contingent liability been quantified.
Legal
BHP Billiton Brasil is among the companies named as defendants in legal proceedings initiated by individuals, non-governmental organisations (NGOs), corporations and governmental entities in Brazilian federal and state courts following the Samarco dam failure. The other defendants include Vale S.A. and Samarco. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies, including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses and injunctive relief.
In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government.

BHP Billiton Results for the half year ended 31 December 2015
9. Significant events – Samarco dam failure (continued)
Among the claims brought against BHP Billiton Brasil, is a Public Civil Claim commenced by the Federal Attorney General, States of Espirito Santo, Minas Gerais and other public authorities on 30 November 2015, seeking the establishment of a fund of up to R$20 billion (US$5.1 billion) in aggregate for clean-up costs and damages. BHP Billiton Brasil, Samarco and Vale S.A. are currently in negotiations with the Brazilian government in relation to this claim. Given the preliminary status of these negotiations, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP Billiton Brasil in relation to the R$20 billion (US$5.1 billion) claim.
Additional lawsuits and government investigations relating to the Samarco dam failure may be brought against BHP Billiton Brasil and possibly other BHP Billiton entities in Brazil or other jurisdictions.
BHP Billiton’s potential liabilities resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified. Ultimately these could have a material adverse impact on BHP Billiton’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.
Samarco contingencies
Environment and socio-economic rehabilitation
As at 31 December 2015, Samarco has recognised provisions based on currently available information. Samarco has indicated that it anticipates that it will incur future costs beyond those provisioned. The magnitude, scope and timing of costs related to the Samarco dam failure are subject to a very high degree of uncertainty, primarily due to immaturity of the environmental and socio-economic impact assessments, as well as approval of rehabilitation scope and ongoing activities of regulators and other government authorities. These uncertainties are likely to continue for a significant period. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.
As the assessment of damage progresses, changes to key assumptions could result in a material change to the amount of the provision in future reporting periods.
Legal
Samarco has been named as a defendant in numerous lawsuits resulting from the Samarco dam failure. These lawsuits have been brought by individuals, corporations, NGOs and governmental entities seeking damages for, among other matters, personal injury, wrongful death, commercial or economic injury, breach of contract and violations of statutes.
In addition, government investigations of the Samarco dam failure by numerous agencies of the Brazilian government have commenced.
As noted above, amongst the claims brought against Samarco is a Public Civil Claim commenced by the Federal Attorney General, States of Espirito Santo, Minas Gerais and other public authorities on 30 November 2015, seeking the establishment of a fund of up to R$20 billion (US$5.1 billion) in aggregate for clean-up costs and damages. BHP Billiton Brasil, Samarco and Vale S.A. are currently in negotiations with the Brazilian government in relation to this claim. Given the preliminary status of these negotiations, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for Samarco in relation to the R$20 billion (US$5.1 billion) claim.
Other pending lawsuits and investigations are at the early stages of proceedings.

Financial Report
9. Significant events – Samarco dam failure (continued)
Until further facts are developed; court rulings clarify the issues in dispute, liability and damages; trial activity nears, or other actions such as possible settlements occur, it is not possible to arrive at a range of outcomes or a reliable estimate of Samarco’s obligations arising from these matters and therefore Samarco has not recognised a provision or quantified a contingent liability. Additional claims may be brought against Samarco. A provision has not been made by Samarco for claims yet to be filed. Given the significant uncertainties surrounding possible outcomes it is not possible for Samarco to arrive at a range of outcomes or a reliable estimate of the liability for any unfiled claims.
Insurance
BHP Billiton Insurance
BHP Billiton has third party liability insurance for claims related to the Samarco dam failure made directly against BHP Billiton Brasil or other BHP Billiton entities. Such claims may be externally insured up to US$360 million (when adjusted for BHP Billiton Brasil’s interest in Samarco). External insurers have been advised of the Samarco dam failure although no formal claim has currently been made under the policy. At 31 December 2015 an insurance receivable has not been recognised for any potential recoveries under insurance arrangements.
Samarco Insurance
Samarco has standalone insurance policies in place with Brazilian and global insurers. Samarco has notified insurers including those covering property, project and liability risks. Insurers have appointed loss adjusters or claims representatives to investigate and assist with the claims process. Given the adjustment process for all policies is at an early stage with the extent of coverage yet to be agreed, an insurance receivable has not been recognised by Samarco for any recoveries under insurance arrangements at 31 December 2015.
10. Subsequent events
Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP Billiton Results for the half year ended 31 December 2015
Directors’ Report
The Directors present their report together with the half year financial statements for the half year ended 31 December 2015 and the auditor’s review report thereon.
Review of Operations
A detailed review of the Group’s operations, the results of those operations during the half year ended 31 December 2015 and likely future developments are given on pages 1 to 27. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.
Principal Risks and Uncertainties
Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:
Fluctuations in commodity prices and impacts of ongoing global economic volatility may negatively affect our results, including cash flows and asset values
Our financial results may be negatively affected by currency exchange rate fluctuations
Reduction in Chinese demand may negatively impact our results
Actions by governments or political events in the countries in which we operate could have a negative impact on our business
Failure to discover or acquire new resources, maintain reserves or develop new operations could negatively affect our future results and financial condition
Potential changes to our portfolio of assets through acquisition and divestments or demerger may have a material adverse effect on our future results and financial condition
Increased costs and schedule delays may adversely affect our development projects
If our liquidity and cash flow deteriorate significantly it could adversely affect our ability to fund our major capital programs
We may not fully recover our investments in mining, oil and gas assets, which may require financial write-downs
The commercial counterparties we transact with may not meet their obligations, which may negatively impact our results
Cost pressures and reduced productivity could negatively impact our operating margins and expansion plans
Unexpected natural and operational catastrophes may adversely impact our operations
Our non-operated assets may not comply with our standards
Breaches in our information technology security processes may adversely impact our business activities
Safety, health, environmental and community impacts, incidents or accidents and related regulations may adversely affect our people, operations and reputation or licence to operate
Climate change may impact the value of our Company, and our operations and markets
A breach of our governance processes may lead to regulatory penalties and loss of reputation
Further information on the above risks and uncertainties can be found on pages 20 to 24 of the Group’s Annual Report for the year ended 30 June 2015, a copy of which is available on the Group’s website at www.bhpbilliton.com.
Dividend
Full details of dividends are given on page 10.

Financial Report
Board of Directors
The Directors of BHP Billiton at any time during or since the end of the half year are:
Jac Nasser – Chairman since March 2010 (a Director since June 2006)
Andrew Mackenzie – an Executive Director since May 2013
Malcolm Brinded – a Director since April 2014
Malcolm Broomhead – a Director since March 2010
Sir John Buchanan – a Director from February 2003 to July 2015
Carlos Cordeiro – a Director from February 2005 to November 2015
Pat Davies – a Director since June 2012
Anita Frew – a Director since September 2015
Carolyn Hewson – a Director since March 2010
Lindsay Maxsted – a Director since March 2011
Wayne Murdy – a Director since June 2009
John Schubert – a Director since June 2000
Shriti Vadera – a Director since January 2011
Auditor’s independence declaration
KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor’s independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 54 and forms part of this Directors’ Report.
Rounding of amounts
BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors’ Report and half year financial statements have been rounded to the nearest million dollars in accordance with that Class Order.
Signed in accordance with a resolution of the Board of Directors.
Jac Nasser AO – Chairman
Andrew Mackenzie – Chief Executive Officer
Dated this 23rd day of February 2016

BHP Billiton Results for the half year ended 31 December 2015
Directors’ Declaration of Responsibility
The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that:
(a) in the Directors’ opinion and to the best of their knowledge, the half year financial statements and notes, set out on pages 29 to 50, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB, the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom and the Australian Corporations Act 2001, including:
(i) complying with applicable accounting standards and the Australian Corporations Regulations 2001; and
(ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2015 and of its performance for the half year ended on that date;
(b) to the best of the Directors’ knowledge, the Directors’ Report, which incorporates the Review of Operations on pages 1 to 27, includes a fair review of the information required by:
(i) DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(ii) DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and
(c) in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.
Signed on behalf of the Directors in accordance with a resolution of the Board of Directors.
Jac Nasser AO – Chairman
Andrew Mackenzie – Chief Executive Officer
Dated this 23rd day of February 2016

Financial Report
Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001
To: the Directors of BHP Billiton Limited:
I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2015 there have been:
i. no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the review; and
ii. no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.
KPMG
Anthony Young
Partner
Melbourne
23 February 2016
KPMG, an Australian partnership and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.
KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

BHP Billiton Results for the half year ended 31 December 2015
Independent Review Report
Independent Review Report of KPMG LLP (“KPMG UK”) to BHP Billiton Plc and KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited Introduction
For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.
The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half year or from time to time during the half year ended 31 December 2015.
We have reviewed the condensed half year financial statements of the Group for the half year ended 31 December 2015 (“half year financial statements”), set out on pages 29 to 50, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 10. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half year financial statements. KPMG Australia has also reviewed the directors’ declaration set out on page 53 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors’ declaration.
Directors’ Responsibilities
The half year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial report:
in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Conduct Authority (“the UK FCA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and
in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Respective Responsibilities of KPMG UK and KPMG Australia
KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FCA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.
KPMG Australia has performed an independent review of the half year financial statements and directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half year financial statements and directors’ declaration are not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2015 and its performance for the half year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.
Our responsibility is to express a conclusion on the half year financial statements in the half year financial report based on our review.
Scope of Review
KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland)
2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

Financial Report
KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410
Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.
A review of half year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Independence
In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.
Review conclusion by KPMG UK
Based on our review, nothing has come to our attention that causes us to believe that the condensed half year financial statements in the half year financial report for the six months ended 31 December 2015 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, and the DTR of the UK FCA.
Stephen Oxley
Partner
For and on behalf of KPMG LLP
Chartered Accountants
London
23 February 2016
Review conclusion by KPMG Australia
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half year financial statements and directors’ declaration of the Group are not in accordance with the Australian Corporations Act 2001, including:
a) giving a true and fair view of the Group’s financial position as at 31 December 2015 and of its performance for the half year ended on that date; and
b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.
KPMG
Anthony Young
Partner
Melbourne
23 February 2016
KPMG, an Australian partnership and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.
KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 23, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary